FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of ….	March	…………………………………………………… ,	2013…...

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-…………………

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date….	March 4, 2013	….	By ……/s/…… Toshihide Aoki ………
(Signature)*

Toshihide Aoki
General Manager
Consolidated Accounting Div.
Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1. Notice of Convocation of the Ordinary General Meeting of Shareholders for the 112th Business Term

To Our Shareholders

We are pleased to present our notice of convocation of the Ordinary General Meeting of Shareholders for the 112th business term (from January 1, 2012 to December 31, 2012).

In the current business term, the business environment surrounding the Canon Group was extremely difficult as the global economy increasingly slowed down particularly in Europe, with a historically strong yen throughout the year. Amid this environment, although the Canon Group implemented a variety of measures to construct a solid foundation for growth as a means to accomplish our goals in Phase IV (2011 to 2015) of our “Excellent Global Corporation Plan” and devoted our full attention to improving business results, sales and income declined.

Despite these circumstances, we will propose a term-end dividend of 70.00 yen per share consisting of 60.00 yen per share of ordinary dividend and 10.00 yen

FUJIO MITARAI

Chairman & CEO

per share of special dividend at the Ordinary General Meeting of Shareholders for the 112th Business Term. The special dividend will be proposed to commemorate the 75th anniversary of Canon in this term in addition to the ordinary dividend in appreciation for the ongoing support of our shareholders. Combined with the interim dividend (60.00 yen per share), dividends for this year will be 130.00 yen per share, an increase of 10.00 yen per share compared to the 111th business term.

Looking to the future, the business environment is expected to remain highly uncertain and require close attention to developments in the global economy, exchange rates, and others. We, however, remain united in our commitment to move ahead and keep on making our best efforts to further improve our business results.

We look forward to your continued support and encouragement.

March, 2013

Index
NOTICE OF CONVOCATION OF THE ORDINARY GENERAL MEETING OF SHAREHOLDERS FOR THE 112TH BUSINESS TERM	P. 3
REFERENCE DOCUMENTS FOR GENERAL MEETING OF SHAREHOLDERS	P. 4
(Materials delivered pursuant to Article 437 and Article 444 of the Corporation Law)
BUSINESS REPORT
1. Current Conditions of the Canon Group	P. 15
2. Shares of the Company	P. 30
3. Share Options of the Company	P. 31
4. Directors and Audit & Supervisory Board Members	P. 32
5. Accounting Auditor	P. 34
6. Systems for Ensuring Propriety of Operations	P. 35
CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Balance Sheets	P. 37
Consolidated Statements of Income	P. 38
Consolidated Statement of Equity	P. 39
Notes to Consolidated Financial Statements	P. 40
FINANCIAL STATEMENTS
Balance Sheets	P. 42
Statements of Income	P. 43
Statement of Changes in Net Assets	P. 44
Notes to Non-Consolidated Financial Statements	P. 45
AUDIT REPORTS
ACCOUNTING AUDIT REPORT OF ACCOUNTING
AUDITOR ON CONSOLIDATED FINANCIAL STATEMENTS	P. 47
ACCOUNTING AUDIT REPORT OF ACCOUNTING AUDITOR	P. 48
AUDIT REPORT OF AUDIT & SUPERVISORY BOARD	P. 49
REFERENCE
Topics	P. 51
Information for Shareholders	P. 53
Information on Share Handling Procedures	P. 53
Information on the Company’s Investor Relations Website	P. 54

The map of the place of the General Meeting of Shareholders

Securities Code: 7751 March 1, 2013
TO OUR SHAREHOLDERS
30-2, Shimomaruko 3-chome, Ohta-ku, Tokyo Fujio Mitarai Chairman & CEO

        NOTICE OF CONVOCATION

        OF

        THE ORDINARY GENERAL MEETING OF SHAREHOLDERS

FOR THE 112TH BUSINESS TERM

Notice is hereby given that the Ordinary General Meeting of Shareholders for the 112th Business Term of Canon Inc. (the “Company”) will be held as described below and that you are invited to attend the Meeting.

If you do not expect to attend the Meeting, you may exercise your voting rights in writing or by electromagnetic means (Internet etc.) in accordance with the “Guidance Notes on the Exercise of Voting Rights” (pages 13 - 14). After reviewing the following Reference Documents for General Meeting of Shareholders, please exercise your voting rights by no later than 5:00 p.m. on March 27 (Wednesday), 2013 (Japan time).

1. DATE AND TIME:	March 28 (Thursday), 2013 at 10:00 a.m. (Japan time)
2. PLACE:	Headquarters of the Company
30-2, Shimomaruko 3-chome, Ohta-ku, Tokyo
(Please see the map at the end of this notice.)
3. MATTERS CONSTITUTING THE PURPOSE OF THE MEETING
Matters to be Reported:

1. Reports on the contents of the Business Report and Consolidated Financial Statements for the 112th Business Term (from January 1, 2012 to December 31, 2012), and reports on the Auditing Results of Accounting Auditor and Audit & Supervisory Board regarding the Consolidated Financial Statements.

2. Reports on the content of the Financial Statements for the 112th Business Term (from January 1, 2012 to December 31, 2012).
Matters to be Resolved upon:
Propositions:

Item No.1 -	Dividend from Surplus

Item No.2 -	Election of Twenty-one Directors

Item No.3 -	Final Payments of Retirement Allowance Due to the Abolishment of the Retirement Allowance System for Directors

Item No.4 -	Revision to Amount of Remuneration for Directors

Item No.5 -	Grant of Bonus to Directors

•It would be appreciated if you could come early since the reception desk is expected to be crowded just before the opening of the Meeting.

•Upon attending the Meeting, please present the enclosed Card for Exercise of Voting Rights to the receptionist at the place of the Meeting.

•Any changes in the matters described in Reference Documents for General Meeting of Shareholders, Business Report, Consolidated Financial Statements and Financial Statements will be posted on our website on the Internet (http://www.canon.com/ir/).

REFERENCE DOCUMENTS FOR GENERAL MEETING OF SHAREHOLDERS

Item No.1: Dividend from Surplus

The basic policy of the Company is to return profit stably and proactively to shareholders as primarily dividends after comprehensively considering the medium-term profit outlook, future investment plans, and cash flows, etc.

The business environment in the current business term was difficult owing to a further slowing of the global economy and other factors. However, after comprehensively considering the results of efforts to boost business efficiency and the above basic policy, we propose a term-end dividend of 70.00 yen per share, consisting of an ordinary term-end dividend of 60.00 yen per share, which is the same as the amount paid at the end of the previous business term, and a special dividend of 10.00 yen per share to commemorate the 75th anniversary in August 2012, as follows.

As we have already paid an interim dividend of 60.00 yen per share, the full-year dividend will be 130.00 yen per share, which is an increase of 10.00 yen compared with the previous business term.

 Type of dividend	Cash

‚ Matters concerning allocation of dividend and its total amount	70.00 yen per one common share of the Company (ordinary dividend of 60.00 yen and special dividend of 10.00 yen) Total amount of dividend 80,695,390,370 yen

ƒ Effective date of the dividend from surplus	March 29, 2013

Item No.2: Electionof Twenty-one Directors

The term of offices of all of the eighteen Directors will expire at the end of this Meeting. We would like you to elect twenty-one Directors, an increase of three Directors for the purpose of enhancement of the management system.

The candidates for the Directors are as follows:

Candidate No.	Name (Date of birth)	Brief personal record, position, business in charge and important concurrent posts	Number of the Company’s shares held

1	Fujio Mitarai (Sep. 23, 1935)

As of

Apr.  1961:   Entered the Company

Mar. 1981:   Director

Mar. 1985:   Managing Director

Mar. 1989:   Senior Managing & Representative Director

Mar. 1993:   Executive Vice President & Representative Director

Sep. 1995:   President & CEO

Mar. 2006:   Chairman, President & CEO

May 2006:   Chairman & CEO

Mar. 2012:   Chairman & CEO (present; English position name unchanged

                      from “Chairman & CEO”)

(Important concurrent posts)

•    Audit & Supervisory Board Member of The Yomiuri Shimbun Holdings

110,423 shares

Candidate No.	Name (Date of birth)	Brief personal record, position, business in charge and important concurrent posts	Number of the Company’s shares held

2	Toshizo Tanaka (Oct. 8, 1940)

As of

Apr. 1964:   Entered the Company

Mar. 1995:   Director

Mar. 1997:   Managing Director

Mar. 2001:   Senior Managing Director

Mar. 2007:   Executive Vice President & Director

Mar. 2008:   Executive Vice President & CFO (present)

Apr. 2011:   Group Executive of Finance & Accounting

                    Headquarters (present)

Apr. 2012:   Group Executive of Facilities Management

                    Headquarters (present)

21,010 shares

3	Toshiaki Ikoma (Mar. 5, 1941)

As of

Apr. 2005:   Adviser of the Company

Jul. 2007:    R&D Adviser

Jan. 2008:   Special R&D Adviser

Jan. 2009:   Group Executive of Corporate R&D (present)

Mar. 2009:   Director, Executive Vice President & CTO

Mar. 2011:   Executive Vice President & CTO (present)

12,900 shares

4	Kunio Watanabe (Oct. 3, 1944)

As of

Apr. 1969:   Entered the Company

Apr. 1995:   Group Executive of Corporate Planning Development

                    Headquarters (present)

Mar. 1999:   Director

Mar. 2003:   Managing Director

Mar. 2008:   Senior Managing Director

Mar. 2012:   Executive Vice President (present)

26,949 shares

5	Yoroku Adachi (Jan. 11, 1948)	As of Apr. 1970: Entered the Company Mar. 2001: Director Mar. 2005: Managing Director Apr. 2005: President & CEO of Canon U.S.A., Inc. (present) Mar. 2009: Senior Managing Director (present)	24,297 shares

Candidate No.	Name (Date of birth)	Brief personal record, position, business in charge and important concurrent posts	Number of the Company’s shares held

6	Yasuo Mitsuhashi (Nov. 23, 1949)

As of

Apr. 1974:   Entered the Company

Mar. 2001:   Director

Apr. 2003:   Chief Executive of Peripheral Products Operations (present)

Mar. 2005:   Managing Director

Mar. 2009:   Senior Managing Director (present)

19,457 shares

7	Shigeyuki Matsumoto (Nov. 15, 1950)

As of

Apr. 1977:   Entered the Company

Jan. 2002:   Group Executive of Device Technology Development

                    Headquarters (present)

Mar. 2004:   Director

Mar. 2007:   Managing Director

Mar. 2011:   Senior Managing Director (present)

21,052 shares

8	Toshio Homma (Mar. 10, 1949)

As of

Apr. 1972:   Entered the Company

Mar. 2003:   Director

Mar. 2008:   Managing Director

Mar. 2012:   Senior Managing Director (present)

Mar. 2012:   Group Executive of Global Procurement Headquarters (present)

24,552 shares

9	Masaki Nakaoka (Jan. 3, 1950)

As of

Apr. 1975:   Entered the Company

Mar. 2004:   Director

Apr. 2005:   Chief Executive of Office Imaging Products Operations (present)

Mar. 2008:   Managing Director

Mar. 2012:   Senior Managing Director (present)

13,700 shares

Candidate No.	Name (Date of birth)	Brief personal record, position, business in charge and important concurrent posts	Number of the Company’s shares held

10	Haruhisa Honda (Oct. 14, 1948)

As of

Apr. 1974:   Entered the Company

Mar. 2004:   Director

Mar. 2007:   Group Executive of Production Engineering

                    Headquarters (present)

Mar. 2008:   Managing Director

Mar. 2012:   Senior Managing Director (present)

20,189 shares

11	Hideki Ozawa (Apr. 28, 1950)

As of

Apr. 1973:   Entered Canon Sales Co., Inc.

                   (present Canon Marketing Japan Inc.)

Apr. 2005:   President & CEO of Canon (China) Co., Ltd. (present)

Mar. 2007:   Director Mar. 2010: Managing Director (present)

11,800 shares

12	Masaya Maeda (Oct. 17, 1952)	As of Apr. 1975: Entered the Company Mar. 2007: Director Apr. 2007: Chief Executive of Image Communication Products Operations (present) Mar. 2010: Managing Director (present)	10,300 shares

13	Yasuhiro Tani (Jul. 30, 1956)

As of

Apr. 1980:   Entered the Company

Jul. 2007:   Group Executive of Platform Technology Development

                   Headquarters (present Digital System Technology

                   Development Headquarters) (present)

Apr. 2008:   Executive Officer

Mar. 2011:  Director (present)

5,600 shares

Candidate No.	Name (Date of birth)	Brief personal record, position, business in charge and important concurrent posts	Number of the Company’s shares held

14	Makoto Araki (Jul. 16, 1954)	As of Apr. 1978: Entered the Company Oct. 2009: Group Executive of Information & Communication Systems Headquarters (present) Apr. 2010: Executive Officer Mar. 2011: Director (present)	5,200 shares

15	Hiroyuki Suematsu (Nov. 15, 1955)	As of Apr. 1980: Entered the Company Apr. 2008: Executive Officer Mar. 2012: Director (present) Jan. 2013: Group Executive of Quality Management Headquarters (present)	4,400 shares

16	Shigeyuki Uzawa (Jan. 30, 1953)	As of Dec. 1986: Entered the Company Apr. 2010: Executive Officer Jan. 2011: Chief Executive of Optical Products Operations (present) Mar. 2012: Director (present)	5,300 shares

17	Kenichi Nagasawa (Jan. 31, 1959)	As of Apr. 1981: Entered the Company Apr. 2010: Executive Officer Apr. 2010: Group Executive of Corporate Intellectual Property & Legal Headquarters (present) Mar. 2012: Director (present)	1,200 shares

Candidate No.	Name (Date of birth)	Brief personal record, position, business in charge and important concurrent posts	Number of the Company’s shares held

18	Naoji Otsuka (Apr. 24, 1958)	As of Apr. 1981: Entered the Company Apr. 2011: Executive Officer Apr. 2012: Director (present) Apr. 2012: Chief Executive of Inkjet Products Operations (present)	4,500 shares

19	Masanori Yamada (Jul. 3, 1954)

As of

Apr. 1981:   Entered the Company

Apr. 2008:   Executive Officer

Apr. 2008:   Deputy Chief Executive of Office Imaging Products Operations

Apr. 2012:   Senior Executive Officer (present)

Jan. 2013:   Group Executive of Network Visual Solution Business Promotion

                    Headquarters (present)

5,000 shares

20	Aitake Wakiya (Nov. 8, 1955)

As of

Apr. 1979:   Entered the Company

Jan. 2010:   Senior General Manager of Global Accounting Management

                    Center, Finance & Accounting Headquarters

Apr. 2011:   Deputy Group Executive of Finance & Accounting Headquarters

                   (present)

Apr. 2012:   Executive Officer (present)

2,100 shares

21	Kazuto Ono (Jul. 20, 1957)

As of

Apr. 1980:   Entered the Company

Jan. 2011:   Senior General Manager of Global General Affairs Management

                    Center

Apr. 2012:   Executive Officer (present)

Apr. 2012:   Group Executive of Human Resources Management &

                    Organization Headquarters (present)

1,400 shares

Notes:	1. None of the candidates for the Directors have any special interest in the Company.
2. Mr. Fujio Mitarai has been a Representative Director since March 1989.
3. Mr. Toshizo Tanaka has been a Representative Director since March 2008.
4. Mr. Toshiaki Ikoma has been a Representative Director since March 2011.

Item No.3:	Final Payments of Retirement Allowance Due to the Abolishment of the Retirement Allowance System for Directors

The Company resolved at the meeting of the Board of Directors, held on January 30, 2013, to abolish the retirement allowance system for Directors as of the end of this Meeting.

Accordingly, we propose to implement final payments of retirement allowance to the eighteen Directors, who will be re-elected if Item No.2 is approved, in appreciation of their services during their terms in offices, within the due amount based upon certain standards stipulated by the Company. The time of the payment shall be when each of the Directors retire and the actual amount and method of payment etc. be entrusted to the consultation of the Board of Directors.

Brief personal records of each of the Directors subject to the final payments of retirement allowance are as follows:

Name	Brief personal record

Fujio Mitarai

As of

Mar. 1981:   Director

Mar. 1985:   Managing Director

Mar. 1989:   Senior Managing & Representative Director

Mar. 1993:   Executive Vice President & Representative Director

Sep. 1995:   President & CEO

Mar. 2006:   Chairman, President & CEO

May 2006:   Chairman & CEO

Mar. 2012:   Chairman & CEO (present; English position name unchanged from “Chairman & CEO”)

Toshizo Tanaka	As of Mar. 1995: Director Mar. 1997: Managing Director Mar. 2001: Senior Managing Director Mar. 2007: Executive Vice President & Director Mar. 2008: Executive Vice President & CFO (present)

Toshiaki Ikoma	As of Mar. 2009: Director, Executive Vice President & CTO Mar. 2011: Executive Vice President & CTO (present)

Kunio Watanabe	As of Mar. 1999: Director Mar. 2003: Managing Director Mar. 2008: Senior Managing Director Mar. 2012: Executive Vice President (present)

Yoroku Adachi	As of Mar. 2001: Director Mar. 2005: Managing Director Mar. 2009: Senior Managing Director (present)

Yasuo Mitsuhashi	As of Mar. 2001: Director Mar. 2005: Managing Director Mar. 2009: Senior Managing Director (present)

Name	Brief personal record

Shigeyuki Matsumoto	As of Mar. 2004: Director Mar. 2007: Managing Director Mar. 2011: Senior Managing Director (present)

Toshio Homma	As of Mar. 2003: Director Mar. 2008: Managing Director Mar. 2012: Senior Managing Director (present)

Masaki Nakaoka	As of Mar. 2004: Director Mar. 2008: Managing Director Mar. 2012: Senior Managing Director (present)

Haruhisa Honda	As of Mar. 2004: Director Mar. 2008: Managing Director Mar. 2012: Senior Managing Director (present)

Hideki Ozawa	As of Mar. 2007: Director Mar. 2010: Managing Director (present)

Masaya Maeda	As of Mar. 2007: Director Mar. 2010: Managing Director (present)

Yasuhiro Tani	As of Mar. 2011: Director (present)

Makoto Araki	As of Mar. 2011: Director (present)

Hiroyuki Suematsu	As of Mar. 2012: Director (present)

Shigeyuki Uzawa	As of Mar. 2012: Director (present)

Kenichi Nagasawa	As of Mar. 2012: Director (present)

Naoji Otsuka	As of Mar. 2012: Director (present)

Item No.4: Revision to Amount of Remuneration for Directors

It was approved at the Company’s Ordinary General Meeting of Shareholders for the 103rd Business Term held on March 30, 2004, that the amount of remuneration for Directors of the Company shall be a yearly amount of 1.2 billion yen or less, and this amount currently remains up until today. However, considering the abolishment of the retirement allowance system for Directors, and various other matters, we propose that the amount of remuneration for Directors be revised to be a yearly amount of 1.8 billion yen or less.

As presently the case, the amount of remuneration for Directors shall not include employee’s portion of salaries for employees who serve concurrently as Directors.

Although there are presently eighteen Directors, if Item No.2 is approved, the number of Directors will rise to twenty-one.

Item No.5: Grant of Bonus to Directors

It is proposed that bonus be granted to the eighteen Directors as of the end of this term, in appreciation of their services during this business term, which totals 190,500,000 yen considering the business results for this business term and the members to be granted, etc.

Guidance Notes on the Exercise of Voting Rights

This is to introduce the procedure to exercise voting rights of shareholders of the Company in writing (using the Voting Form) or by electromagnetic means (Internet, etc.).

If you attend the meeting in person, you do not need to follow the procedures for the exercise of voting rights in writing or by electromagnetic means.

To Institutional Investors	The electronic voting platform for institutional investors operated by Investor Communications Japan Inc. is available for institutional investors that have applied to use such platform in advance.

Items Required to be Agreed on for the Exercise of Voting Rights via the Internet

(1)   You may exercise your voting rights via the Internet only through the website for exercising voting rights specified by the Company (see “Specific Procedures to Exercise Your Voting Rights via the Internet” (1) below). Please note that you cannot exercise your voting rights via the Internet by a mobile phone.

(2)   When exercising your voting rights via the Internet, the “Code for the Exercise of Voting Rights” and the “Password” described in the enclosed Voting Form are required.

(3)   If you exercise your voting rights twice, in writing and via the Internet, we will only accept the exercise of your voting rights via the Internet as effective.

(4)   If you exercise your voting rights more than once via the Internet, we will only accept the last exercise of your voting rights as effective.

(5)   The cost of Internet access (access fees to providers, telecommunications fees, etc.) shall be borne by the shareholders.

Specific Procedures to Exercise Your Voting Rights via the Internet

(1)   Access the website for exercising voting rights specified by the Company (http://www.it-soukai.com/). Please note that you will not be able to access the above URL between 3:00 a.m. and 5:00 a.m.

(2)   Enter the “Code for the Exercise of Voting Rights” and the “Password” described in the enclosed Voting Form and click on the “Log-in” button.

(3)   Exercise your voting rights by following the directions on the screen.

System Requirements

Personal Computer	Windows® computer
Browser	Microsoft® Internet Explorer 5.5 or higher
Internet Environment	Internet access such as through a contract with an Internet service provider
Monitor Resolution	1024×768 pixels or higher is recommended.

*Microsoft and Windows are registered trademarks or trademarks of Microsoft Corporation in the United States and other countries.

Security

You may exercise your voting rights safely due to the encryption technology (SSL128bit) used to protect your voting information from being tampered with or wiretapped.

In addition, the “Code for the Exercise of Voting Rights” and the “Password” described in the Voting Form are very important to authenticate shareholders, so please ensure that you do not disclose them to other people. Please note that the Company does not make any inquiries regarding your “Password.”

For Inquiries with Respect to the Exercise of Voting Rights via the Internet

Please contact:

Internet Help Dial Stock Transfer Agency Department Mizuho Trust & Banking Co., Ltd.

Telephone: 0120-768-524 (toll-free) Operating Hours: 9:00 a.m. to 9:00 p.m. (excluding Saturdays, Sundays and national holidays)

(Materials delivered pursuant to Article 437 and Article 444 of the Corporation Law) BUSINESS REPORT (From January 1, 2012 to December 31, 2012) 1. Current Conditions of the Canon Group

(1) Business Progress and Results

General Business Conditions

Looking at the general picture of the global economy during the current business term, the U.S. economy continued to experience a relatively firm recovery, the European economy was stagnant with government debt concerns. The speed of economic expansion in China slowed down slightly and other emerging economies in general also showed slower growth than the previous year. The Japanese economy was on a path to moderate recovery supported by domestic demand, but the pace of recovery slowed down slightly in the second half of the year.

The foreign exchange markets continued to see the strong yen with roughly the same level as the previous term against the U.S. dollar and a significantly higher level against the euro.

The markets in which the Canon Group competes were mixed, with robust demand for office multifunction devices (MFDs) in Japan and the U.S. combined with generally weak demand for laser printers particularly in Europe. Demand for interchangeable-lens digital cameras remained strong all over the world, although demand for compact digital cameras decreased due to, among others, the increasing popularity of smartphones and demand for inkjet printers also decreased due to the effect of the stagnant economy. Both semiconductor lithography equipment and flat-panel-display lithography equipment continued to experience a difficult market environment.

Image of “MREAL” in use

CINEMA EOS SYSTEM:EOS C500

Winner of a 2012 Technology & Engineering Emmy® Award for improvements to large format CMOS imagers for use in high definition broadcast cameras

Under such business environment, entering into the 112th business term, the second year of Phase IV (2011 to 2015) of our “Excellent Global Corporation Plan,” our basic policy for this year was to pursue fundamental reforms, embracing the challenging environment as an opportunity to leap forward. Under this policy, we set and actively pursued eight priority goals.

In order to “boost the competitiveness of current core products,” one of these eight goals, we expanded the product line of “imageRUNNER ADVANCE” in the areas of office multifunction devices (MFDs) and digital production printing systems, in addition to the launch of products developed jointly with Océ N.V., which become a consolidated subsidiary in 2010. In the market for interchangeable-lens digital cameras, we further strengthened the “EOS” series by launching a model that offers high image quality together with a small size and light weight.

To “successfully launch and expand new businesses,” we entered the retail photo market by launching the “DreamLabo” commercial photo printer. The “CINEMA EOS SYSTEM” digital cinema cameras were received enthusiastically all over the world and quickly gained a high market share. In addition, we launched the “MREAL” mixed reality (MR) system based on graphic information processing technology that can combine the real world with computer graphics for the purpose of, for example, realizing more efficient product design.

As part of efforts to “strengthen sales capacity in accordance with market characteristics,” we developed markets in local cities in China while working on the expansion of sales offices in emerging economies such as India.

Moreover, to “relentlessly pursue cost reductions while accelerating the optimization of global production,” we started preparation for fundamental reforms of the procurement department in addition to the promotion of man-machine cell production, automated production and in-house production. Based on the idea of optimization of global production aimed at minimizing cost and risk, we established new companies in Thailand and the Philippines and started preparation as production bases for products related to the Office Business Unit.

Canon-brand shop in India

Canon Prachinburi (Thailand) Ltd.

We also energetically pursued various measures other than the above across the entire spectrum of development, production and sales. However, our revenues and profits in the current business term were down from the previous term amid a slowing global economy and the continuation of considerable yen appreciation.

We recorded net sales of 3,479.8 billion yen (down 2.2% from the previous term), income before income taxes of 342.6 billion yen (down 8.5%), and net income attributable to Canon Inc. of 224.6 billion yen (down 9.7%), all on a consolidated basis. On a non-consolidated basis, we recorded net sales of 2,113.4 billion yen (down 2.2%), ordinary profit of 235.7 billion yen (down 16.4%), and net income of 157.6 billion yen (down 9.0%).

Business Conditions by Operations
Office Business Unit

The overall market condition for office multifunction devices (MFDs) was generally favorable with market growth in Japan where there was extra demand fueled by reconstruction activities following the Great East Japan Earthquake, as well as Asia and Oceania. Our sales, particularly in the domestic market, increased due to the effect of aggressive new customer development as the “imageRUNNER ADVANCE C5000” series in particular delivered a strong sales performance. Our unit sales increased from the previous term also in the U.S. and Europe where the market shrank slightly, and color machines enjoyed a steady sales growth in Russia and other emerging economies. In China, led by the brisk sales of the “imageRUNNER ADVANCE C2000” low to mid-speed color machine series, unit sales grew steadily, while sales in other parts of Asia and Oceania also outperformed the previous term.

imageRUNNER ADVANCE C5255

A3 medium to high-speed color multifunction device with productivity features and image quality superior to its predecessors. It is equipped with various security functions to protect against threats such as office data theft.

The market for digital production printing systems expanded in Asia and was generally firm in other parts of the world. Under this market environment, our unit sales of light-production monochrome machines and mid-production color machines increased in Japan as well as in Asia where the overall market grew. In the U.S. and Europe, sales of the

Océ VarioPrint 135

Jointly developed digital production printing system that combines a newly developed engine by Océ with a high-performance finisher and scanner by Canon. It realizes high-resolution output approaching that of offset printing.

“Océ VarioPrint 6000/135” series mid-production monochrome machines posted strong performances. In addition, the “imagePRESS C6010/C7010VPS” series, which was developed jointly with Océ N.V., was favorably received in the market particularly in the U.S. and Europe. Also U.S. and European sales through the Océ channel achieved a steady growth, which are examples of the positive effect of the integration with the company.

Sales of high speed continuous feed printers and wideformat printers manufactured by Océ N.V. underperformed the previous term despite the efforts to expand sales of these products including “ColorStream 3500” and “ColorWave 650.”

Owing to the result of successful efforts to expand sales in the difficult market condition, laser multifunction devices, laser printers and multifunction devices for personal-use for small to mid-sized businesses performed strongly in Europe, surpassing previous term’s results for both unit sales and sales revenue.

In the area of OEM-brand laser multifunction devices and laser printers, the market for color laser multifunction devices expanded, but the relatively larger market for monochrome machines continued to shrink except for certain regions. As a result, we were not able to prevent a decline in both unit sales and sales revenue from sales to OEM customers.

As a result of the above, sales for this business unit decreased by 8.4% on a consolidated basis and by 13.4% on a non-consolidated basis, both in comparison to the previous term.

MF4890dw

Wireless LAN compatible monochrome laser multifunction device with high productivity features such as high-speed output of 25 pages per minute (A4 vertical) and shorter first copy time*, as well as environmentally friendly energy-saving features.

* The time from pressing the start button until the first page is output.

Imaging System Business Unit

The market for interchangeable-lens digital cameras continued from the previous term to expand in all regions. Under this market environment, the “EOS 5D Mark III” and “EOS 60D” in the advanced amateur model and “EOS KISS” series in the entry-level model contributed significantly to sales. As a result, interchangeable-lens digital cameras outperformed the previous term in both unit sales and sales revenue and we maintained our No.1 unit sales share at the global level. In various sports events throughout the world including the London Olympics, the flagship “EOS-1D X,” which was launched in June 2012, came to the front. In addition, we further expanded the product line by launching “EOS M,” which was Canon’s first camera to employ a non-reflex system, and the “EOS 6D” full-size model that offers a small size and light weight.

In the compact digital camera market, demand decreased worldwide. The Canon Group strived to expand sales by launching attractive new products, such as “IXY 220F” and “PowerShot A2300,” in both Japanese and overseas markets, thereby preventing unit sales and sales revenue from declining significantly regardless of the severe business environment.

EOS-1D X

Interchangeable-lens digital camera for professionals that achieves phenomenal picture quality and speed using a newly developed 35mm full-frame CMOS sensor with approximately 18.1 megapixels and a new image engine dual DIGIC 5+.

In the digital camcorder market, as demand declines worldwide, we implemented a strategy focused on profit. As a result, the “HFG10” highest-end model in the high-definition segment gained the No.1 share by price range. In addition, “CINEMA EOS SYSTEM,” which we launched with a view of entering the motion picture production industry, was highly rated in various places. In November 2012, we added new products to the product line, including “EOS C500,” which can record high-resolution 4K videos.

The broadcast equipment market saw a significant rise in the demand from broadcasting stations in Japan, in addition to many business inquiries received from Europe where the London Olympics was held. These, combined with other factors such as brisk sales of “DIGISUPER 95” field lens, helped our sales to increase.

DIGISUPER 95 HDTV compatible field zoom lens suitable for live broadcasts such as sporting events. Thanks to a wide focal length of 8.6mm and a 95x zoom ratio, it offers wide angle to telephoto.

Demand for inkjet printers was robust in Japan, but declined significantly in the U.S. and Europe. In Asia, the Chinese market shrunk. As a result, the performance in the current term fell short of that in the previous term on a global basis. In the first quarter, we suffered from product supply shortages due to the effects of the flooding in Thailand that occurred in 2011. However, sales recovered steadily from the second quarter and full-year unit sales outperformed the previous term, owing to localized product marketing and efforts to expand sales in addition to the strong brand recognition, despite the unfavorable market environment.

In the large-format inkjet printer market, our unit sales increased as we expanded the product line by launching new products for graphic art use.

To boost profitability going forward, we took a step toward expanding our business activities by launching the “DreamLabo 5000,” a new product for the commercial photo printer market.

As a result of the above, sales for this business unit increased by 7.2% on a consolidated basis and by 11.5% on a non-consolidated basis, both in comparison to the previous term.

PIXUS MG6230

Inkjet printer for household use with an innovative and functional low-profile design. Available in a choice of 5 colors, it offers greater user-friendliness such as the ability to print from smartphones.

Industry and Others Business Unit

In relation to semiconductor lithography equipment, capital investment by memory manufacturers was sluggish due to the weak PC market, while investment in equipment used to manufacture semiconductor devices, such as image sensors and logic circuits used in smartphones and tablet PCs, was firm on the back of increasing demand. Under such conditions, we strived to secure orders from semiconductor manufacturers particularly for i-line steppers such as “FPA-5510iZ” suited to the manufacturing of image sensors and the new product, “FPA-3030i5+” suited to the manufacturing of green devices designed to reduce environmental stress. As a result, unit sales and sales revenue from semiconductor lithography equipment fell only slightly from the previous term.

As for flat-panel-display lithography equipment, capital investment in equipment for the small to mid-sized panels used in products such as smartphones was strong, while investment in equipment used to manufacture large-sized panels – the equipment at which Canon excels – was weak. Both unit sales and sales revenue, therefore, were down for the term.

FPA-5550iZ

The i-line stepper employing the FPA-5500 platform with proven high performance and reliability, which enables high throughput such as short exposure time through a high-acceleration wafer stage.

OCT-HS100

Canon’s first Optical Coherence Tomography (OCT) product that inspects retinal diseases in 3D. Providing the industry’s highest level* of image resolution, it is equipped with automatic adjustment features and high-speed scanning, which allows for fast shooting of highly detailed images.

*  Of the ophthalmic OCT devices available on the market as of September 1, 2012.

In medical equipment, we strived to expand sales of the mainstay digital radiography systems focusing on wireless products and products that can handle videos. Meanwhile, in ophthalmic equipment, we launched “OCT-HS100,” which was our first optical coherence tomography (OCT) product. Sales also increased due to M&As carried out by subsidiaries in both the previous term and the current term.

Sales of document scanners manufactured by Canon Electronics Inc. recovered in North America in addition to brisk sales in China, India and other Asian countries. As a result, overall unit sales increased.

Sales of organic LED panel manufacturing equipment made by Canon Tokki Corporation recorded steady sales from aggressive capital investment by organic LED panel manufacturers on the back of increasing demand for smartphones and tablet PCs.

Sales of the film deposition equipments, made by Canon ANELVA Corporation, for magnetic heads and hard discs fell due to the weak PC market, while sales of semiconductor film deposition equipment significantly increased as demand for semiconductor devices used in smartphones was robust.

Although sales of die bonders manufactured by Canon Machinery Inc. decreased due to slow capital investment by semiconductor manufacturers, sales of equipment related to secondary batteries used in automobiles and smartphones increased.

As a result of the above, sales for this business unit decreased by 3.1% on a consolidated basis and by 18.3% on a non-consolidated basis, both in comparison to the previous term.

imageFORMULA DR-P208 Mobile document scanner that can perform duplex scanning and continuous scanning of up to 10 pages (A4 paper), despite its compact size.

(2) Facilities Investment

The investment in facilities by the Canon Group during this term totaled 270.5 billion yen (88.6 billion yen by the Company), which are mainly as follows:

Main facilities completed during this term
● Canon Inc., Taiwan	● Hita Canon Materials Inc.	● Canon Zhongshan Business Machines Co., Ltd.

New Production Base (Imaging System Business Unit) Location: Taiwan Date of Completion: June, 2012

 New Administration and Welfare Building / New

 Production Base (Office Business Unit)

 Location: Hita-shi, Oita Pref., Japan.

 Date of Completion: February, 2012

  *Leased to Hita Canon Materials Inc. by the Company

New Production Base (Office Business Unit) Location: Guangdong Province, China Date of Completion: March, 2012

Main facilities under construction for establishment / expansion as of the end of this term
● Canon Zhuhai, Inc.	● Canon Business Machines (Philippines), Inc.	● Canon Chemicals Inc.

New Production Base (Imaging System Business Unit) Location: Guangdong Province, China	New Production Base (Office Business Unit) Location: Province of Batangas, the Philippines	New Production Base (Office Business Unit) Location: Kasama-shi, Ibaraki Pref., Japan. *To be leased to Canon Chemicals Inc. by the Company

(3) Management Perspectives

Summarizing the prospects for the global economy at this time, it appears that the pace of overall recovery will be moderate as further momentum in the U.S. economic recovery and solid growth in China and other emerging economies will be offset by a continuation of the government debt crisis in various European countries. The pace of recovery in the Japanese economy is expected to accelerate supported by the progress in the government’s economic rehabilitation policy and correction of the excessive appreciation of the yen coupled with the recovery of the global economy.

Our basic policy for the 113th business term, the third year of Phase IV (2011–2015) of our “Excellent Global Corporation Plan,” is to decisively implement reforms and achieve sound business growth in the face of the current turbulent business environment. Under this policy, we will implement various measures aiming at achieving sales revenue and profit growth.

ReinforcingBusiness by Creating Outstanding Hit Products

Canon aims to develop next-generation products and create business models that take into account the dramatic changes taking place in the market such as the popularization of smartphones and cloud computing. Canon will further reinforce business profitability by launching in a timely manner quality, soundly developed new products realized by leveraging the technology of prototype-less development, and filtering down the selection of products through a process of selection and concentration.

SecurelyLaunching New Businesses and Achieving Sound Expansion

Canon will work to fundamentally strengthen its business, targeting the rapidly growing market for network camera systems. Canon will also work to further strengthen its “CINEMA EOS SYSTEM” and boost the profitability of its MR System “MREAL.” Additionally, Canon will take full advantage of M&A opportunities to further broaden the range of its business.

ThoroughlyStrengthening Sales in Accordance with Respective Market Characteristics

In the office products domain, Canon will leverage its integration with a sales company of Océ N.V. to thoroughly strengthen direct sales and the solution and service business, while in the consumer products domain, Canon will strengthen sales in emerging markets and launch products suited to the country’s or region’s market characteristics in order to achieve sales expansion that is higher than economic growth.

RelentlesslyPursuing Cost Reductions and Accelerating Optimization of Global Production

Canon will accelerate the application of automated and robot-based production. Canon will also expand the scope of in-house production, which has been focused mainly on key components, to include general parts and molds, and production equipment. In addition, Canon will promote a globally optimized production structure through agile production strategies always suited to the characteristics of each global base.

Concentratingon Cultivation of Technological Themes that Lead the Way to the Future
By further filtering down key themes and concentrating resources, Canon will accelerate innovation and obtain a steady stream of basic patents.

In addition to the above, in order to achieve sound growth while maintaining the quality of management under a difficult business environment, we will resolutely carry out management reforms by thoroughly enforcing stricter quality control. We will also work to strengthen the procurement system and improve productivity in administration departments.

          (4) Status of Assets and Earnings

          Consolidated

	108th Business Term (Jan. 1, 2008-Dec. 31, 2008)	109th Business Term (Jan. 1, 2009-Dec. 31, 2009)	110th Business Term (Jan. 1, 2010-Dec. 31, 2010)	111th Business Term (Jan. 1, 2011-Dec. 31, 2011)	112th Business Term (Jan. 1, 2012-Dec. 31, 2012)
Net Sales (100 millions of yen)	40,942	32,092	37,069	35,574	34,798
Income before Income Taxes (100 millions of yen)	4,811	2,194	3,929	3,745	3,426
Net Income Attributable to Canon Inc. (100 millions of yen)	3,091	1,316	2,466	2,486	2,246
Basic Net Income Attributable to Canon Inc. Stockholders Per Share (yen)	246.21	106.64	199.71	204.49	191.34
Total Assets (100 millions of yen)	39,699	38,476	39,838	39,307	39,555
Total Canon Inc. Stockholders’ Equity (100 millions of yen)	26,598	26,881	26,458	25,511	25,980

Notes:	1.	Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.
	2.	Basic net income attributable to Canon Inc. stockholders per share is calculated based on the weighted average number of outstanding shares during the term.

          Non-Consolidated

	108th Business Term (Jan. 1, 2008-Dec. 31, 2008)	109th Business Term (Jan. 1, 2009-Dec. 31, 2009)	110th Business Term (Jan. 1, 2010-Dec. 31, 2010)	111th Business Term (Jan. 1, 2011-Dec. 31, 2011)	112th Business Term (Jan. 1, 2012-Dec. 31, 2012)
Net Sales (100 millions of yen)	27,211	20,255	23,170	21,607	21,134
Ordinary Profit (100 millions of yen)	3,591	1,427	2,747	2,821	2,357
Net Income (100 millions of yen)	2,241	808	1,525	1,732	1,576
Net Income Per Share (yen)	178.50	65.44	123.50	142.45	134.32
Total Assets (100 millions of yen)	26,190	25,511	26,034	25,116	23,370
Net Assets (100 millions of yen)	18,650	18,127	18,119	17,291	15,947

Note:	Net income per share is calculated based on the weighted average number of outstanding shares during the term.

(5) Main Activities

Canon Group is engaged in the development, manufacture and sales of the following products.

Operations	Main Products

Office Business Unit	Office Multifunction Devices (MFDs), Office Copying Machines, Personal-use Copying Machines, Laser MFDs, Laser Printers, Digital Production Printing Systems, High Speed Continuous Feed Printers, Wide-Format Printers, Document Solution
Imaging System Business Unit	Interchangeable-Lens Digital Cameras, Compact Digital Cameras, Digital Camcorders, Digital Cinema Cameras, Interchangeable Lenses, Inkjet Printers, Large-Format Inkjet Printers, Commercial Photo Printers, Image Scanners, Broadcast Equipment, Calculators
Industry and Others Business Unit	Semiconductor Lithography Equipment, Flat-Panel-Display Lithography Equipment, Digital Radiography Systems, Ophthalmic Equipment, Vacuum Thin-Film Deposition Equipment, Organic LED Panel Manufacturing Equipment, Micromotors, Computers, Handy Terminals, Document Scanners

(6) Employees

Consolidated		Non-Consolidated
Number of employees		Number of employees
196,968 persons	(Decrease of 1,339 persons from the previous term)	25,696 persons	(Increase of 247 persons from the previous term)

(Breakdown by Region)

Americas	Europe	Japan	Asia & Oceania
19,086 persons	23,161 persons	70,234 persons	84,487 persons

(7) Acquisition of Shares of Other Companies

On January 26, 2012, Canon Marketing Japan Inc. (“Canon MJ”) entered into a share-exchange agreement with Showa Information Systems Co., Ltd. (“SHOWA INFORMATION SYSTEMS”), which had been a consolidated subsidiary, to make it a wholly owned subsidiary. SHOWA INFORMATION SYSTEMS became a wholly owned subsidiary of Canon MJ as of May 1, 2012.

(8) Principal Subsidiaries

 Subsidiaries

Company Name	Capital Stock (millions of yen)	Ratio of Voting Rights of the Company (%)	Main Activities
Canon Marketing Japan Inc.	73,303	57.0	Domestic sale of business machines, cameras, etc.
Canon Electronics Inc.	4,969	54.4	Manufacture and sale of information related equipment and precision machinery units for cameras
Oita Canon Inc.	80	100.0	Manufacture of cameras
Canon U.S.A., Inc.	204,355 (thousands of U.S.$ )	100.0	Sale of business machines, cameras, etc. in the Americas
Canon Europa N.V.	360,021 (thousands of Euro)	100.0	Sale of business machines, cameras, etc. in Europe
Canon Singapore Pte. Ltd.	7,000 (thousands of Singapore $)	100.0	Sale of business machines, cameras, etc. in Southeast Asia

Note:	The ratios of the Company’s voting rights in Canon Marketing Japan Inc. and Canon Europa N.V. are calculated together with the number of voting rights held by subsidiaries.

 Consolidated Status

    The number of consolidated subsidiaries was 275, and the number of affiliated companies accounted for by the equity method was 9.

(9) Canon Group Global Network
Major Domestic Bases

Canon Inc.	R&D, Manufacturing and Marketing
Headquarters [Tokyo]	Canon Electronics Inc. [Saitama Pref.]
Kawasaki Office [Kanagawa Pref.]	Canon Finetech Inc. [Saitama Pref.]
Ayase Plant [Kanagawa Pref.]	Canon Precision Inc. [Aomori Pref.]
Hiratsuka Plant [Kanagawa Pref.]	Canon Components, Inc. [Saitama Pref.]
Oita Plant [Oita Pref.]	Canon ANELVA Corporation [Kanagawa Pref.]
Tamagawa Office [Kanagawa Pref.]	Canon Machinery Inc. [Shiga Pref.]
Kosugi Office [Kanagawa Pref.]	Canon Tokki Corporation [Niigata Pref.]
Toride Plant [Ibaraki Pref.]	Manufacturing
Fuji-Susono Research Park [Shizuoka Pref.]	Oita Canon Inc. [Oita Pref.]
Yako Office [Kanagawa Pref.]	Nagasaki Canon Inc. [Nagasaki Pref.]
Utsunomiya Office [Tochigi Pref.]	Canon Chemicals Inc. [Ibaraki Pref.]
Ami Plant [Ibaraki Pref.]	Oita Canon Materials Inc. [Oita Pref.]
Fukushima Canon Inc. [Fukushima Pref.]
Nagahama Canon Inc. [Shiga Pref.]
Marketing
Canon Marketing Japan Inc. [Tokyo]
Canon System & Support Inc. [Tokyo]
Canon IT Solutions Inc. [Tokyo]
Canon Software Inc. [Tokyo]

Major Overseas Bases

Americas	Asia, Oceania
Marketing	Marketing
Canon U.S.A., Inc. [U.S.A.]	Canon (China) Co., Ltd. [China]
Canon Latin America, Inc. [U.S.A.]	Canon Hongkong Co., Ltd. [Hong Kong]
Canon Canada Inc. [Canada]	Canon Korea Consumer Imaging Inc. [Korea]
Canon Mexicana, S.de R.L. de C.V. [Mexico]	Canon Singapore Pte. Ltd. [Singapore]
Canon do Brasil Indústria e Comércio Limitada [Brazil]	Canon India Pvt. Ltd. [India]
Canon Chile, S.A. [Chile]	Canon Australia Pty. Ltd. [Australia]
Manufacturing	Manufacturing
Canon Virginia, Inc. [U.S.A.]	Canon Dalian Business Machines, Inc. [China]
Europe, Middle East, Africa	Canon Zhuhai, Inc. [China]
Marketing	Canon Zhongshan Business Machines Co., Ltd. [China]
Canon Europa N.V. [Netherlands]	Canon (Suzhou) Inc. [China]
Canon Europe Ltd. [U.K.]	Canon Inc., Taiwan [Taiwan]
Canon (UK) Ltd. [U.K.]	Canon Hi-Tech (Thailand) Ltd. [Thailand]
Canon France S.A.S. [France]	Canon Vietnam Co., Ltd. [Vietnam]
Canon Deutschland GmbH [Germany]	Canon Opto (Malaysia) Sdn.Bhd. [Malaysia]
Canon Ru LLC [Russia]	R&D
Canon Middle East FZ-LLC [U.A.E.]	Canon Information Systems Research Australia Pty. Ltd. [Australia]
Canon South Africa Pty. Ltd. [South Africa]	R&D, Manufacturing and Marketing
Manufacturing	Canon Electronic Business Machines (H.K.) Co., Ltd. [Hong Kong]
Canon Giessen GmbH [Germany]
Canon Bretagne S.A.S. [France]
R&D
Canon Research Centre France S.A.S. [France]
R&D, Manufacturing and Marketing
Océ N.V. [Netherlands]
OPTOPOL Technology S.A. [Poland]

2. Shares of the Company

Number of Shares Issuable 3,000,000,000 shares

Issued Shares, Capital Stock, Number of Shareholders

	As of the end of the Previous Term	Change during This Term	As of the end of This Term
Issued Shares (share)	1,333,763,464	0	1,333,763,464
Capital Stock (yen)	174,761,797,475	0	174,761,797,475
Number of Shareholders (person)	189,612	Increase of 16,819	206,431

Shareholding Ratio by Category

Major Shareholders (Ten shareholders)

Name of Shareholders	Number of Shares Held (thousands of shares)	Shareholding Ratio (%)
Japan Trustee Services Bank, Ltd. (Trust Account)	74,157	6.4
The Master Trust Bank of Japan, Ltd. (Trust Account)	74,062	6.4
The Dai-ichi Life Insurance Company, Limited	49,888	4.3
SSBT OD05 OMNIBUS ACCOUNT - TREATY CLIENTS	27,571	2.4
Moxley and Co. LLC	23,389	2.0
State Street Bank and Trust Company 505225	19,688	1.7
Sompo Japan Insurance Inc.	18,485	1.6
State Street Bank and Trust Company 505223	18,176	1.6
Mellon Bank, N.A. as agent for its client Mellon Omnibus US Pension	16,992	1.5
Obayashi Corporation	16,527	1.4

Notes:	1.	Shareholding ratio is calculated by deducting the number of treasury shares (180,972 thousand shares) from total shares issued.
2.

With respect to The Dai-ichi Life Insurance Company, Limited, in addition to the above, there are 6,180 thousand shares of the Company’s stock included in trust property relating to retirement allowance trust.

3. Share Options of the Company

Share Options Issued as Stock Options

(i)	Share Options Held by the Directors and Audit & Supervisory Board Members of the Company as of the end of this term

Category	Round of issuance	Number of share options (Exercise price per share)	Class and number of shares to be acquired	Exercise period	Number of holders
Directors	1st Share Options	1,790 options (5,502 yen)	Common stock 179,000 shares	May 1, 2010 to April 30, 2014	13 persons
	2nd Share Options	2,754 options (3,287 yen)	Common stock 275,400 shares	May 1, 2011 to April 30, 2015	14 persons
	3rd Share Options	3,680 options (4,573 yen)	Common stock 368,000 shares	May 1, 2012 to April 30, 2016	18 persons
	4th Share Options	3,880 options (3,990 yen)	Common stock 388,000 shares	May 1, 2013 to April 30, 2017	18 persons
Audit & Supervisory Board Members	1st Share Options	80 options (5,502 yen)	Common stock 8,000 shares	May 1, 2010 to April 30, 2014	1 person
	2nd Share Options	120 options (3,287 yen)	Common stock 12,000 shares	May 1, 2011 to April 30, 2015	1 person
	3rd Share Options	120 options (4,573 yen)	Common stock 12,000 shares	May 1, 2012 to April 30, 2016	1 person

Note: The share options owned by the Audit & Supervisory Board Member were granted to him before he assumed the position of Audit & Supervisory Board Member.

(ii)	Issue Price of Share Options

No cash payment is required.

(iii)	Other Conditions for Exercise of Share Options
a.	One (1) share option may not be exercised partially.
b.

Each holder of share options must continue to be a director, executive officer or employee of the Company until the end of the Company’s Ordinary General Meeting of Shareholders regarding the final business term within two (2) years from the end of the Ordinary General Meeting of Shareholders at which the issuance of such share options was resolved.

c.

Holders of share options will be entitled to exercise their share options for two (2) years, and during the exercisable period, even after they lose their positions as directors, executive officers or employees. However, if a holder of share options loses such position due to resignation at his/her initiative, or due to dismissal or discharge by the Company, his/her share options will immediately lose effect.

d.	No succession by inheritance is authorized for the share options.
e.	Besides the above, other conditions shall be stipulated in an agreement to be executed between the Company and grantee of share options, based on the resolution of the Board of Directors meeting.

4. Directors and Audit & Supervisory Board Members (1) Directors and Audit & Supervisory Board Members
Position	Name	Business in Charge or Important Concurrent Posts
Chairman & CEO	Fujio Mitarai	CEO Audit & Supervisory Board Member of The Yomiuri Shimbun Holdings
CFO
Executive Vice President	Toshizo Tanaka	Group Executive of Finance & Accounting Headquarters
Group Executive of Facilities Management Headquarters
Executive Vice President	Toshiaki Ikoma	CTO
Group Executive of Corporate R&D
Executive Vice President	Kunio Watanabe	Group Executive of Corporate Planning Development Headquarters
Senior Managing Director	Yoroku Adachi	President & CEO of Canon U.S.A., Inc.
Senior Managing Director	Yasuo Mitsuhashi	Chief Executive of Peripheral Products Operations
Senior Managing Director	Shigeyuki Matsumoto	Group Executive of Device Technology Development Headquarters
Senior Managing Director	Toshio Homma	Group Executive of Global Procurement Headquarters
Senior Managing Director	Masaki Nakaoka	Chief Executive of Of?ce Imaging Products Operations
Senior Managing Director	Haruhisa Honda	Group Executive of Production Engineering Headquarters
Managing Director	Hideki Ozawa	President & CEO of Canon (China) Co., Ltd.
Managing Director	Masaya Maeda	Chief Executive of Image Communication Products Operations
Director	Yasuhiro Tani	Group Executive of Digital System Technology Development Headquarters
Director	Makoto Araki	Group Executive of Information & Communication Systems Headquarters
Director	*Hiroyuki Suematsu	Group Executive of Environment & Quality Headquarters
Director	*Shigeyuki Uzawa	Chief Executive of Optical Products Operations
Director	*Kenichi Nagasawa	Group Executive of Corporate Intellectual Property and Legal Headquarters
Director	*Naoji Otsuka	Chief Executive of Inkjet Products Operations
Audit & Supervisory Board Member	Shunji Onda	Audit & Supervisory Board Member of Canon Electronics Inc.
Audit & Supervisory Board Member	*Kengo Uramoto	Audit & Supervisory Board Member of Canon Marketing Japan Inc.
Audit & Supervisory Board Member	Tadashi Ohe	Attorney, Audit & Supervisory Board Member of Marui Group Co., Ltd., Audit & Supervisory
Board Member of Kao Corporation
Audit & Supervisory Board Member	Kazunori Watanabe	Certified Public Accountant, Audit & Supervisory Board Member of Canon Electronics Inc.
Audit & Supervisory Board Member	Kuniyoshi Kitamura	Audit & Supervisory Board Member of Canon Marketing Japan Inc.

Notes:	1.	Mr. Fujio Mitarai, Mr. Toshizo Tanaka and Mr. Toshiaki Ikoma are Representative Directors.
2.

Directors and Audit & Supervisory Board Members with asterisk were newly elected at the Ordinary General Meeting of Shareholders for the 111th Business Term held on March 29, 2012, and assumed their office.

	3.	“Business in Charge or Important Concurrent Posts” of Director Mr. Hiroyuki Suematsu, as of January 1, 2013, has been changed as follows.
Hiroyuki Suematsu Group Executive of Quality Management Headquarters
4.

Audit & Supervisory Board Members Mr. Tadashi Ohe, Mr. Kazunori Watanabe and Mr. Kuniyoshi Kitamura are Outside Audit & Supervisory Board Members defined by Item 16, Article 2 of the Corporation Law of Japan.

Also, the Company has notified the above Outside Audit & Supervisory Board Members as independent auditors to Tokyo, Osaka, Nagoya, Fukuoka and Sapporo stock exchanges as provided under the regulations of each stock exchange.

	5.	Audit & Supervisory Board Member Mr. Shunji Onda had experienced accounting operation at the Company for many years and has a wealth of expertise in finance and accounting.
	6.	Audit & Supervisory Board Member Mr. Kazunori Watanabe is qualified as a Certified Public Accountant and has a wealth of expertise in finance and accounting.

(2) Remuneration and Other Amounts to Directors and Audit & Supervisory Board Members

Directors	23 persons	1,433 million yen
Audit & Supervisory Board Members	6 persons	111 million yen (including 64 million yen for 3 Outside Audit & Supervisory Board Members)

Notes:	1.

The above persons include 5 Directors and 1 Audit & Supervisory Board Member who have retired at the conclusion of the Ordinary General Meeting of Shareholders for the 111th Business Term held on March 29, 2012.

	2.	Directors’ remuneration and other amounts do not include amount paid as salary for employees to those Directors who are also employees.
	3.	Directors’ remuneration and other amounts include accrued director’s bonuses for this term in the amount of 191 million yen.
	4.

Directors’ remuneration and other amounts include expenses related to the share options issued pursuant to the resolution of the 109th Ordinary General Meeting of Shareholders, held on March 30, 2010, and the share options issued pursuant to the resolution of the 110th Ordinary General Meeting of Shareholders, held on March 30, 2011, in the amount of 220 million yen.

	5.

The above remuneration and other amounts include an increased amount of accrued directors’ retirement benefits for this term of 240 million yen. Retirement allowance system for Audit & Supervisory Board Members has been abolished at the conclusion of the Ordinary General Meeting of Shareholders for the 109th Business Term held on March 30, 2010.

	6.

The directors’ retirement allowance paid to Directors and Audit & Supervisory Board Members during this business term is as shown below.

(i) Directors’ retirement allowance paid pursuant to the resolution of the Ordinary General Meeting of Shareholders for the 111th Business Term held on March 29, 2012

    Directors          5 persons          446 million yen

(ii) Directors’ retirement allowance for Audit & Supervisory Board Members paid pursuant to the resolution of the Ordinary General Meeting of Shareholders for the 109th Business Term held on March 30, 2010

    (The payment made during this term as the final payments due to the abolishment of the retirement allowance system)

    Audit & Supervisory Board Member          1 person          7 million yen

		The above amounts include the increased portion of accrued directors’ retirement benefits disclosed in the business reports for this business term and prior business terms.

(3) Outside Directors and Audit & Supervisory Board Members

Relation Between Important Organization of Concurrent Post and Canon Inc.

Name	Concurrent Post	Organization of Concurrent Post	Relation with Canon Inc.
Tadashi Ohe	Outside Audit & Supervisory Board Member	Marui Group Co., Ltd.	No special relation
	Outside Audit & Supervisory Board Member	Kao Corporation	No special relation
Kazunori Watanabe	Outside Audit & Supervisory Board Member	Canon Electronics Inc.	Subsidiary
Kuniyoshi Kitamura	Outside Audit & Supervisory Board Member	Canon Marketing Japan Inc.	Subsidiary

Principal Activities

Name	Principal Activities
Tadashi Ohe	Attended 16 out of 18 Board of Directors meetings and all 22 of the Audit & Supervisory Board meetings held during this term, and provided expert input as an attorney when necessary.
Kazunori Watanabe

Attended all 18 of the Board of Directors meetings and all 22 of the Audit & Supervisory Board meetings held during this term, and provided expert input as a Certified Public Accountant when necessary.

Kuniyoshi Kitamura

Attended all 18 of the Board of Directors meetings and all 22 of the Audit & Supervisory Board meetings held during this term, and provided input based on his insight in business management when necessary.

Outline of Contracts for Limitation of Liability

Pursuant to the provision of Paragraph 1, Article 427 of the Corporation Law, the Company has entered into a contract with Outside Audit & Supervisory Board Members which sets forth the limitation on their damage compensation liabilities resulting from negligence of the Audit & Supervisory Board Member’s duty. The amount of the limitation on the damage compensation liabilities under the said contract shall be the amount provided by laws or ordinances.

Remuneration and Other Amounts Received by Outside Directors and Outside Audit & Supervisory Board Members from the Company’s Subsidiaries

Remuneration and other amounts received during this term by Outside Audit & Supervisory Board Members from the Company’s subsidiaries for their services as Outside Audit & Supervisory Board Members amounted to 8 million yen.

5. Accounting Auditor

(1) Name of Accounting Auditor

  Ernst & Young ShinNihon LLC

(2) Remuneration and Other Amounts to Accounting Auditor for This Term

Amount
(i)	Remuneration and other amounts payable by the Company for the services defined in Paragraph 1, Article 2 of the Certified Public Accountants Act	528 million yen
(ii)	Total amount of cash and other financial benefits payable by the Company and its subsidiaries to the Accounting Auditor	946 million yen

Notes:	1.

In the audit agreement between the Company and the Accounting Auditor, remuneration amounts are determined on a lump-sum without breakdown into a separate remuneration amount for auditing in accordance with the Corporation Law and in accordance with the Financial Instruments and Exchange Law. Accordingly, the amounts shown in (i) above represent total amounts of remuneration and other amounts for both of these auditing service.

	2.	The Company pays remuneration to the Accounting Auditor for their advisory services in addition to the services defined in Paragraph 1, Article 2 of the Certified Public Accountants Act.
	3.	Among the Company’s principal subsidiaries, Canon U.S.A., Inc. and Canon Singapore Pte. Ltd. are audited by Ernst & Young LLP and Canon Europa N.V. is audited by Ernst & Young Accountants LLP.

(3) Policy Regarding Decision to Either Dismiss or Not Reappoint Accounting Auditor

    The Audit & Supervisory Board, by unanimous agreement, will dismiss the Accounting Auditor when confirmed that the Accounting Auditor falls under any Item of Paragraph 1, Article 340 of the Corporation Law.

    In addition to the above, should anything occur to negatively impact the qualifications or independence of the Accounting Auditor, making it unlikely that the Accounting Auditor will be able to properly perform an audit, the Directors will propose, with the agreement of the Audit & Supervisory Board, or as requested by the Audit & Supervisory Board, not to reappoint the Accounting Auditor at a General Meeting of Shareholders.

6. Systems for Ensuring Propriety of Operations

As systems for ensuring the propriety of the Company’s operations, the Board of Directors has adopted a resolution as follows:

(1) System for Ensuring the Performance of Duties by Directors and Employees to Comply with Laws and Articles of Incorporation	(i)

Based on the spirit of the “Three Selfs” (self-motivation, self-management, and self-awareness)—a Canon universal principle dating back to the Company’s founding—the Company established the “Canon Group Code of Conduct” as a standard to which Directors, Executive Officers and employees must adhere when performing their work. A Committee that manages and oversees this code promotes compliance activities to develop law-abiding, independent and strong individuals with a high sense of ethics.

	(ii)	Policies and measures set forth by the Committee above are implemented throughout the Company with the assistance of compliance staff assigned to each division.
	(iii)	Each division establishes internal rules and guidelines to help ensure that Directors, Executive Officers and employees thoroughly understand the laws and regulations of Japan and other countries.
(iv)

The Company ensures Directors, Executive Officers and employees the implementation of the basic policy that provides not to have any relation with antisocial forces under any circumstances, and also maintains and improves the cooperation structure with external institutions such as police by establishing a department in charge.

	(v)	The Company’s internal auditing, legal, and other divisions work to strengthen compliance through law-abidance guidance and monitoring on its business activities.
	(vi)	An in-house hotline system is employed to promote internal self-checks to prevent illegal or unethical activities and help prevent improprieties.

(2) System for Maintaining and Managing Information Relating to the Performance of Duties by Directors	(i)

Information relating to the performance of duties by Directors is maintained and managed in accordance with the Company’s basic rules for document management addressing the creation, sending and receiving, storage, retention, and destruction of documents, and other in-house rules.

	(ii)	A system is established that enables Directors, Audit & Supervisory Board Members, and internal auditing to access this information anytime.

(3) Rules and Other Systems Regarding Management of Risk of Loss	(i)	Important matters are carefully deliberated at the Executive Committee and in other Management Committees on specific action plans to eliminate or reduce business risks.
(ii)

Business processes are specified and risks are evaluated based on guidelines set forth by a committee that oversees financial risk management to ensure the accuracy and reliability of financial reporting. These are all documented in writing, and the status of control activity is regularly confirmed to make risk management work effectively.

(iii)

A risk management system is created through the formulation and observance of various in-house rules to protect the Company from diversifying risks (quality, environmental, disaster, information-related, export management, etc.) and maintain public faith. In particular, Basic Policies Regarding Product Safety has been established, which govern efforts in supplying customers with safe products that will allow comfortable and satisfactory use.

	(iv)	Wide-ranging audits of various types by internal auditing and promotion of the in-house hotline system are carried out for the early detection and resolution of risks.

(4) System for Assuring Directors’ Efficient Execution of Duties

(i)     The Executive Committee and Management Committees are established and important matters are carefully deliberated in advance by Directors, Executive Officers and relevant managers to promote prompt and appropriate decision making by Directors.

(ii)     Based on explanation of management policies in long-term management plans, the Company goals are given concrete shape in medium-term plans, and each division is thoroughly informed of the content of these plans. Furthermore, annual and quarterly short-term plans and monthly budgetary control are used to monitor performance progress, through which the Company makes optimum use of management resources.

(5) System for Ensuring Appropriate Operations of the Corporate Group Comprised of Corporation, its Parent Companies and Subsidiaries	(i) Based on the “Canon Group Code of Conduct,” the Company promotes Groupwide compliance and infuses an awareness of compliance and corporate ethics to share as a set of common values for the Group.
(ii) Policies and measures set forth by the Committee managing and overseeing the “Canon Group Code of Conduct” are implemented at each Group company by compliance staff assigned to each company.
(iii) The internal auditing, legal, and other divisions enhance compliance by providing guidance and monitoring with regard to the observance of laws in the business activities of all Group companies.
(iv) The soundness and efficiency of the Group’s business activities are ensured through the formulation of Groupwide medium-term plans and deliberations in the Management Committee.

(6) Matters Regarding Employees Who Assist the Duties of Audit & Supervisory Board Members When Audit & Supervisory Board Members Request Assignment of Such Employees	(i) A division is established specifically to assist Audit & Supervisory Board Members with their duties. (ii) Full-time employees of a requisite number are assigned to the division.

(7) Matters Regarding Independence of the Employees in (6) Above From Directors	(i) The specific division is an organization independent of the Board of Directors.
(ii) Changes in the division’s personnel require the prior consent of the Audit & Supervisory Board.

(8) System for Directors and Employees to Report to Audit & Supervisory Board Members and System for Other Types of Reporting to Audit & Supervisory Board Members	(i) Directors promptly report to Audit & Supervisory Board Members matters that may have a significant impact on the Company when such matters emerge or are likely to emerge.

(ii)     Directors, Executive Officers and employees deliver reports periodically to Audit & Supervisory Board Members regarding matters Directors and the Audit & Supervisory Board Members have previously agreed upon in consultations.

(iii) Audit & Supervisory Board Members attend the Executive Committee and other important meetings.
(iv) An in-house hotline system is adopted to allow Audit & Supervisory Board Members to receive information from employees.
(9) Other Systems for Securing the Effectiveness of Auditing by Audit & Supervisory Board Members	(i) Audit & Supervisory Board Members periodically receive reports from accounting auditors.
(ii) The Company establishes the systems for providing cooperation and allowing field audits of internal divisions and affiliates to be performed efficiently by Audit & Supervisory Board Members.

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheets	(Millions of yen	)

	As of Dec. 31,	As of Dec. 31,
	2012	2011
ASSETS

Current assets:

Cash and cash equivalents	666,678	773,227

Short-term investments	28,322	125,517

Trade receivables, net	573,375	533,208

Inventories	551,623	476,704

Prepaid expenses and other current assets	262,258	244,649

Total current assets	2,082,256	2,153,305

Noncurrent receivables	19,702	16,772

Investments	56,617	51,790

Property, plant and equipment, net	1,260,364	1,190,836

Intangible assets, net	135,736	138,030

Other assets	400,828	379,994

Total assets	3,955,503	3,930,727

	As of Dec. 31,		As of Dec. 31,
	2012		2011
LIABILITIES AND EQUITY

Current liabilities:

Short-term loans and current portion of long-term debt	1,866		8,343

Trade payables	325,235		380,532

Accrued income taxes	60,057		45,900

Accrued expenses	291,348		299,422

Other current liabilities	165,929		159,651

Total current liabilities	844,435		893,848

Long-term debt, excluding current installments	2,117		3,368

Accrued pension and severance cost	272,131		249,604

Other noncurrent liabilities	82,518		70,240

Total liabilities	1,201,201		1,217,060

Commitments and contingent liabilities

Equity:

Canon Inc. stockholders’ equity:

Common stock	174,762		174,762

[Authorized shares] (share)	[3,000,000,000	]	[3,000,000,000	]

[Issued shares] (share)	[1,333,763,464	]	[1,333,763,464	]

Additional paid-in capital	401,547		401,572

Legal reserve	61,663		59,004

Retained earnings	3,138,976		3,059,298

Accumulated other comprehensive income (loss)	(367,249)		(481,773)

Treasury stock, at cost	(811,673)		(661,731)

[Treasury shares] (share)	[180,972,173	]	[132,231,296	]
Total Canon Inc. stockholders’ equity	2,598,026		2,551,132

Noncontrolling interests	156,276		162,535
Total equity	2,754,302		2,713,667
Total liabilities and equity	3,955,503		3,930,727

Consolidated Statements of Income	(Millions of yen)

	Year ended Dec. 31, 2012	Year ended Dec. 31, 2011
Net sales	3,479,788	3,557,433

Cost of sales	1,829,822	1,820,670
Gross profit	1,649,966	1,736,763

Operating expenses:

Selling, general and administrative expenses	1,029,646	1,050,892

Research and development expenses	296,464	307,800

	1,326,110	1,358,692

Operating profit	323,856	378,071

Other income (deductions):

Interest and dividend income	6,792	8,432

Interest expense	(1,022)	(988)

Other, net	12,931	(10,991)

	18,701	(3,547)

Income before income taxes	342,557	374,524

Income taxes	110,112	120,415

Consolidated net income	232,445	254,109

Less: Net income attributable to noncontrolling interests	7,881	5,479

Net income attributable to Canon Inc.	224,564	248,630

Notes to Consolidated Balance Sheets
<Notes to Consolidated Balance Sheets as of December 31, 2012>
1.	Allowance for doubtful receivables:	12,970 million yen
2.	Accumulated depreciation:	2,159,453 million yen
3.	Accumulated other comprehensive income (loss) includes foreign currency translation adjustments, net unrealized gains and losses on securities, net gains and losses on derivative financial instruments and pension liability adjustments.
4.	Collateral assets:	1,803 million yen
5.	Guarantee obligations for bank loans taken out by employees:	13,333 million yen
<Note to Per Share Information as of December 31, 2012>
Canon Inc. stockholders’ equity per share		2,253.68 yen

Note to Statements of Income
<Note to Per Share Information for the year ended December 31, 2012>
Net income attributable to Canon Inc. stockholders per share
	Basic	191.34 yen
	Diluted	191.34 yen

Consolidated Statement of Equity								(Millions of yen)
	Common stock	Additional paid-in capital	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Total Canon Inc. stockholders’ equity	Noncontrolling interests	Total equity

Balance at December 31, 2011	174,762	401,572	59,004	3,059,298	(481,773)	(661,731)	2,551,132	162,535	2,713,667

Equity transactions with noncontrolling interests and other		(16)		152	(1,866)		(1,730)	(13,591)	(15,321)

Dividends paid to Canon Inc. stockholders				(142,362)			(142,362)		(142,362)

Dividends paid to noncontrolling interests								(3,492)	(3,492)

Transfers to legal reserve			2,659	(2,659)			-		-

Comprehensive income:

Net income				224,564			224,564	7,881	232,445

Other comprehensive income (loss), net of tax

Foreign currency translation adjustments					132,704		132,704	1,031	133,735

Net unrealized gains and losses on securities					3,148		3,148	117	3,265

Net gains and losses on derivative instruments					(4,882)		(4,882)	2	(4,880)

Pension liability adjustments					(14,580)		(14,580)	1,793	(12,787)

Total comprehensive income							340,954	10,824	351,778

Repurchase of treasury stock, net		(9)		(17)		(149,942)	(149,968)		(149,968)

Balance at December 31, 2012	174,762	401,547	61,663	3,138,976	(367,249)	(811,673)	2,598,026	156,276	2,754,302

<Note to Consolidated Statement of Equity>

Pension liability adjustments include actuarial loss and prior service credit.

Notes to Consolidated Financial Statements

<Notes to Basic Significant Matters Regarding Preparation of Consolidated Financial Statements>

Significant Accounting Policies

1. Group Position

The number of consolidated subsidiaries was 275, and the number of affiliated companies accounted for by the equity method was 9.

2. Basis of Presentation

The consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles (“US GAAP”) pursuant to the provision of paragraph 1, Article 120-2 of the Company Accounting Regulations. However, certain disclosures required under US GAAP are omitted pursuant to the provision of the latter part of that paragraph.

3. Cash Equivalents

All highly liquid investments acquired with an original maturity of three months or less are considered to be cash equivalents.

4. Translation of Foreign Currencies

Assets and liabilities denominated in foreign currencies are translated at the rate of exchange in effect at the balance sheet date. Exchange differences are charged or credited to income. Assets and liabilities of subsidiaries located outside Japan are translated into Japanese yen at the rates of exchange in effect at the balance sheet date and income and expense items are translated at the average exchange rates prevailing during the year. The resulting translation adjustments are reported in other comprehensive income (loss).

5. Inventories

Inventories are stated at the lower of cost or market value. Cost is determined by the average method for domestic inventories and principally the first-in, first-out method for overseas inventories.

6. Investments

Canon accounts for its debt and marketable equity securities as follows. Held-to-maturity securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. Available-for-sale securities are recorded at fair value. Unrealized holding gains and losses, net of the related tax effect, on available for-sale securities are excluded from earnings and are reported in other comprehensive income (loss) until realized. Realized gain and losses are determined on the average cost method.

7. Property, Plant and Equipment

Property, plant and equipment are depreciated principally by the declining-balance method.

8. Goodwill and Other Intangible Assets

Goodwill and other intangible assets with indefinite useful lives are not amortized, but are instead tested for impairment at least annually in the fourth quarter of each year, or more frequently if indicators of potential impairment exist. Intangible assets with finite useful lives are amortized over the respective estimated useful lives. Software is amortized on a straight-line basis over the period of three to five years. Customer relationship is amortized principally by the declining-balance method over the period of five years.

9. Impairment of Long-Lived Assets

Long-lived assets, such as property, plant and equipment, and acquired intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the carrying amount of the asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset.

10. Basis of Recording Allowances

(Allowance for doubtful accounts)

An allowance for doubtful accounts is provided based on credit loss history and an evaluation of any specific doubtful accounts.

(Accrued pension and severance cost)

Pension and severance cost is accrued based on the projected benefit obligations and the fair value of plan assets at the balance sheet date. Unrecognized actuarial loss is recognized by amortizing a portion in excess of a corridor (i.e., 10% of the greater of the projected benefit obligations or the fair value of plan assets) using the straight-line method over the average remaining service period of employees. Unrecognized prior service cost or credit is amortized using the straight-line method over the average remaining service period of employees.

11. Sales Incentives

Canon records estimated reductions to sales at the time of sale for sales incentive programs including product discounts, customer promotions and volume-based rebates. Estimated reductions to sales are based upon historical trends and other known factors at the time of sale. During the year ended December 31, 2012, Canon revised its estimates for sales incentive programs accrual. This change in estimate caused an increase in net income attributable to Canon Inc. by ¥10,785 million.

12. Taxes collected from customers

Taxes collected from customers and remitted to governmental authorities are excluded from revenues, cost and expenses in consolidated statements of income.

13. Stock-Based Compensation

Canon measures stock-based compensation cost at the grant date, based on the fair value of the award, and recognizes the cost on a straight-line basis over the requisite service period.

14. Net Income Attributable to Canon Inc. Stockholders Per Share

Basic net income attributable to Canon Inc. stockholders per share is computed by dividing net income by the weighted-average number of common shares outstanding during each year. Diluted net income attributable to Canon Inc. stockholders per share includes the effect from potential issuance of common stock based on the assumption that all stock options were exercised.

<Notes to Financial Instruments>

1. Status of Financial Instruments

Canon invests in highly safe and short-term financial instruments.

Canon has certain financial instruments such as trade receivables and securities. Canon reduces the customer credit risk related to trade receivables in accordance with its credit management policy. At December 31, 2012, a major customer accounted for approximately 18% of consolidated trade receivables. Securities consist primarily of equity securities of the companies with which Canon has a business relationship.

Derivative financial instruments are comprised principally of foreign exchange contracts to reduce the risk. Canon does not hold or issue derivative financial instruments for trading and speculative purposes.

2. Fair Value of Financial Instruments

The estimated fair values of Canon’s financial instruments as of December 31, 2012 are set forth below. The following summary excludes cash and cash equivalents, trade receivables, finance receivables, noncurrent receivables, short-term loans, trade payables and accrued expenses for which fair values approximate their carrying amounts. The following summary excludes non-marketable equity securities accounted for under the cost method (balance sheet amount 14,808 million yen) as it was not practicable to estimate the fair value of such investments.

	(Millions of yen)
	Carrying amount	Estimated fair value	Difference
Available-for-sale securities	23,340	23,340	-
Long-term debt, including current portion	(3,664)	(3,654)	10
Foreign exchange contracts:
Assets	831	831	-
Liabilities	(25,493)	(25,493)	-

The following methods and assumptions are used to estimate the fair value in the above table.

Available-for-sale securities

Available-for-sale securities are recorded at fair value.

Long-term debt

The fair values of Canon’s long-term debt instruments are based on the present value of future cash flows associated with each instrument discounted using current market borrowing rates for similar debt instruments of comparable maturity.

Foreign exchange contracts

The fair values of foreign exchange contracts are measured based on the market price obtained from financial institutions.

<Note to Real Estate for Rent and Others>

There was no significant item.

FINANCIAL STATEMENTS

Balance Sheets	(Millions of yen)

	As of Dec. 31, 2012	As of Dec. 31, 2011
ASSETS
Current assets	995,363	1,157,527
Cash and deposits	28,719	124,069
Notes receivable	422	140,994
Accounts receivable	552,354	407,299
Short-term investments	51,420	113,680
Finished goods	99,737	79,644
Work in process	78,134	67,150
Raw materials and supplies	6,094	7,016
Deferred tax assets	18,560	19,291
Short-term loans receivable	75,936	117,384
Other current assets	84,385	81,000
Allowance for doubtful receivables	(398)	-
Fixed assets	1,341,639	1,354,081
Property, plant and equipment, net	723,256	750,924
Buildings	427,801	445,312
Machinery	85,902	87,975
Vehicles	75	83
Tools and equipment	20,256	21,757
Land	146,898	148,202
Construction in progress	42,324	47,595
Intangible fixed assets	31,950	35,447
Software	30,424	33,492
Other intangibles	1,526	1,955
Investments and other assets	586,433	567,710
Investment securities	29,729	25,581
Investments in affiliated companies	495,167	474,009
Long-term loans receivable	1,732	661
Long-term pre-paid expenses	8,317	10,098
Deferred tax assets- noncurrent	48,333	53,805
Guarantees	902	1,009
Other noncurrent assets	2,328	2,601

Allowance for doubtful receivables-noncurrent	(75)	(54)

Total assets	2,337,002	2,511,608

	As of Dec. 31, 2012	As of Dec. 31, 2011
LIABILITIES AND NET ASSETS
Current liabilities	700,617	738,180
Notes payable	1,032	1,503
Accounts payable	292,595	288,526
Short-term loans payable	239,741	282,358
Other payables	40,900	57,873
Accrued expenses	46,028	58,806
Accrued income taxes	40,868	23,614
Deposits	8,066	10,301
Accrued warranty expenses	1,980	2,988
Accrued bonuses for employees	4,382	4,352
Accrued directors’ bonuses	191	229
Other current liabilities	24,834	7,630
Noncurrent liabilities	41,697	44,332
Accrued pension and severance cost	33,507	33,014
Accrued directors’ retirement benefits	1,575	1,789
Reserve for environmental provision	5,084	7,986
Accrued long service rewards for employees	1,522	1,533
Other noncurrent liabilities	9	10
Total liabilities	742,314	782,512
Stockholders’ equity	1,593,998	1,728,672
Common stock	174,762	174,762
Capital surplus	306,288	306,288
Additional paid-in capital	306,288	306,288
Retained earnings	1,924,621	1,909,353
Legal reserve	22,114	22,114
Other retained earnings	1,902,507	1,887,239
Reserve for special depreciation	434	371
Reserve for deferral of capital gain on property	3,089	2,983
Special reserves	1,249,928	1,249,928
Retained earnings brought forward	649,056	633,957
Treasury stock	(811,673)	(661,731)
Valuation and translation adjustments	(1,669)	(1,719)
Net unrealized gains (losses) on securities	699	(2,107)
Net deferred gains (losses) on hedges	(2,368)	388
Subscription rights to shares	2,359	2,143
Total net assets	1,594,688	1,729,096
Total liabilities and net assets	2,337,002	2,511,608

Statements of Income

	(Millions of yen)
	Year ended Dec. 31, 2012	Year ended Dec. 31, 2011
Net sales	2,113,420	2,160,732
Cost of sales	1,488,101	1,463,994
Gross profit	625,319	696,738
Selling, general and administrative expenses	426,624	449,824
Operating profit	198,695	246,914
Other income	78,663	85,111
Interest income	1,470	2,032
Dividend income	10,683	15,234
Rental income	38,017	41,476
Royalty income	16,969	17,120
Foreign exchange income	2,655	-
Miscellaneous income	8,869	9,249
Other expenses	41,630	49,973
Interest expense	2,214	2,238
Depreciation of rental assets	34,631	37,938
Foreign exchange loss	-	1,944
Miscellaneous loss	4,785	7,853
Ordinary profit	235,728	282,052
Non-ordinary income	506	709
Gain on sales of fixed assets	231	515
Gain on sales of investment securities	123	194
Gain on reversal of subscription rights to shares	152	-
Non-ordinary loss	5,128	40,612
Loss on sales and disposal of fixed assets	4,159	4,432
Loss on disaster	-	15,508
Loss on sales of investment securities	-	5,473
Write-off of investment securities	969	1
Loss on sales of investments in affiliated companies	-	34
Write-off of investments in affiliated companies	-	15,164
Income before income taxes	231,106	242,149
Income taxes - Current	67,327	49,004
- Deferred	6,132	19,944
Net income	157,647	173,201

Notes to Balance Sheets

<Notes to Balance Sheets as of December 31, 2012>

1. Accumulated depreciation of property, plant and equipment	1,282,327 million yen
2. Guarantees
Mortgage bank loans for employees	9,455 million yen
3. Receivable and Payable for affiliated companies
Receivables	683,501 million yen
Payables	506,873 million yen
<Note to Per Share Information as of December 31, 2012>
Net assets per share	1,381.28 yen
Notes to Statements of Income
<Note to Statement of Income for the year ended December 31, 2012>
Transactions with affiliated companies
Sales	2,060,187 million yen
Purchase	1,539,650 million yen
Other transactions	68,633 million yen
<Note to Per Share Information for the year ended December 31, 2012>
Net income per share	134.32 yen

Statement of Changes in Net Assets

												(Millions of yen)
	Stockholders’ equity									Valuation and translation adjustments		Subscription rights to shares	Total net assets
	Common stock -	Capital surplus	Retained earnings					Treasury stock	Total stockholders’ equity	Net unrealized gains (losses) on securities	Net deferred gains (losses) on hedges
		Additional paid-in capital	Legal reserve	Other retained earnings
				Reserve for special depreciation	Reserve for deferral of capital gain on property	Special reserves	Retained earnings brought forward
Balance at the beginning of current period	174,762	306,288	22,114	371	2,983	1,249,928	633,957	(661,731)	1,728,672	(2,107)	388	2,143	1,729,096
Changes in the term Transfer to reserve for special depreciation				240			(240)		-				-
Reversal of reserve for special depreciation				(177)			177		-				-
Transfer to reserve for deferral of capital gain on property					201		(201)		-				-
Reversal of reserve for deferral of capital gain on property					(95)		95		-				-
Dividends paid							(142,362)		(142,362)				(142,362)
Net income							157,647		157,647				157,647
Purchase of treasury stock								(150,020)	(150,020)				(150,020)
Disposal of treasury stock							(17)	78	61				61
Net change of items other than stockholders’ equity									-	2,806	(2,756)	216	266
Total changes in the term	-	-	-	63	106	-	15,099	(149,942)	(134,674)	2,806	(2,756)	216	(134,408)
Balance at the end of current period	174,762	306,288	22,114	434	3,089	1,249,928	649,056	(811,673)	1,593,998	699	(2,368)	2,359	1,594,688

<Notes to Statements of Changes in Net Assets>

1. Number of issued shares as of December 31, 2012 1,333,763,464 shares
2. Classes and shares of treasury stock

				(Shares	)
Classes of stock	Balance at the beginning of current period	Increase	Decrease	Balance at the end of current period
Common stock	132,231,296	48,757,036	16,159	180,972,173

(Reason for change)

The increase of 48,757,036 shares reflects the acquisition of 48,750,800 shares as approved by the resolution of the board of directors’ meeting, and the purchase of shares less-than-one-unit, 6,236 shares in total, requested by shareholders.

The decrease of 16,159 shares reflects the transfer of 10,800 shares due to the exercise of stock options which have vested, and the sale of shares less-than-one-unit, 5,359 shares in total, requested by shareholders.

3. Payment for dividends

(1) Amount of dividends paid

Decision	Classes of stock	Cash dividend (Millions of yen)	Dividend per share (yen)	Record date	Effective date
March 29, 2012 Ordinary general meeting of shareholders	common stock	72,092	60.00	December 31, 2011	March 30, 2012
July 25, 2012 Board of directors’ meeting	common stock	70,270	60.00	June 30, 2012	August 27, 2012
(2) Dividends whose record date is included in the current fiscal year and effective date is after the current fiscal year-end.
Scheduled	Classes of stock	Cash dividend (Millions of yen)	A source of dividend	Dividend per share (yen)	Record date	Effective date
March 28, 2013 Ordinary general meeting of shareholders	common stock	80,695	Retained earnings	70.00	December 31, 2012	March 29, 2013

Notes to Non-Consolidated Financial Statements

<Notes to Significant Accounting Policies>

1. Valuation of Securities

(1)	Securities of subsidiaries and affiliates----stated at cost based on the moving average method.
(2)	Other securities:

Securities with quotation----stated at fair value (unrealized holdings gains and losses are reported in net assets, when sold, the cost is based on the moving average method).

Securities without quotation----stated at cost based on the moving average method.

2. Valuation of Inventories

(1)	Finished goods; work in process----valued at cost based on the periodic average method (amount shown in the balance sheet is devaluated due to decline in profitability).
(2)	Raw materials and supplies----valued at cost based on the moving average method (amount shown in the balance sheet is devaluated due to decline in profitability).

3. Depreciation Method of Fixed Assets

(1)

Property, plant and equipment (excluding lease assets) --- calculated by declining-balance method. For buildings (excluding fixtures) acquired on or after April 1,1998, depreciation is calculated by straight-line method.

(2)

Intangible fixed assets----calculated by straight-line method. With regard to software for sale, calculated based on the estimated marketable period in consideration of marketing plan etc. of the relevant products (3 years), and with regard to internal-use software, calculated based on the estimated useful period in the Company (5 years).

(3)	Lease assets----calculated by straight-line method. The engaged lease period is determined as the useful life of each lease asset.

4. Deferred Charges----The items which can be deferred under the Corporation Law charged to operations as incurred.

5. Basis of Recording Allowances

(1)	Allowance for doubtful accounts----provided as general provision for uncollectible receivables

----General accounts

Allowances are provided using a rate determined by past debt experience.

----Allowance for accounts considered to be uncollectible and accounts in bankruptcy filing are provided for individual estimated uncollectible amount, primarily determined based on the respective customer’s financial conditions.

(2)	Accrued warranty expenses----provided as general provision for product after-sales service expenses and no charge repair cost on an estimated amount based on the historical performance.
(3)	Accrued bonuses for employees----provided as general provision for bonus to employees for this term based on an amount expected to pay.
(4)	Accrued directors’ bonuses----provided as general provision for bonus to directors for this term based on an amount expected to pay.
(5)

Accrued pension and severance cost----provided as general provision for employee retirement and severance benefits based on projected benefits obligation and expected plan asset. Prior service cost and actuarial variance are amortized by straight-line method with average remaining service periods.

(6)	Accrued directors’ retirement benefits----Provision for directors’ retirement benefits based on the necessary amount at the fiscal year-end in accordance with management policy.
(7)

Reserve for environmental provision----provided as general provision for the future environmental-related cost, such as construction costs to prevent the proliferation of soil pollution, and also clean up costs of hazardous substances based on the related regulations.

(8)

Accrued long service rewards for employees----provided as general provision for reward for employees in accordance with management policy for long service employees for this term based on an amount expected to pay.

6. Hedge accounting

(1)	Hedge accounting----Deferral hedge accounting has been applied.
(2)	Hedging instrument and hedged items
Hedging instrument----derivative transaction (foreign exchange contract)
Hedged items----accounts receivables denominated in foreign currency for forecasted transaction
(3)

Hedge policy----Derivative financial instruments are comprised principally of foreign exchange contracts to manage currency risk. The Company does not hold derivative financial instrument for trading purpose.

(4)

Assessment of hedge effectiveness----As the substantial terms of hedging instruments and of hedged items are the same, the fluctuations of foreign currency exchange rates are offset by each other at the hedge’s inception and on an ongoing basis. Hedge effectiveness is assessed by verifying those relationships.

7. Notes to Others

(1)	Consumption Taxes----excluded from the statements of income and are accumulated in other receivables or other payables.
(2)	Consolidated Taxation System----applied

<Notes to Deferred Income Tax>

Major items of deferred tax assets and liabilities

(Deferred tax assets)
Accrued pension and severance cost	20,996 million yen
Loss on devaluation of investments in subsidiaries	4,459 million yen
Loss on disposal and write-off of inventories	2,701 million yen
Outstanding enterprise tax	3,622 million yen
Depreciation of fixed assets in excess of limit	4,113 million yen
Loss on impairment of fixed assets	1,989 million yen
Excess in amortization of software	12,317 million yen
Amortization of deferred charges in excess of limit	7,772 million yen
Other	19,580 million yen
Subtotal deferred tax assets	77,549 million yen
Valuation reserve	(6,766) million yen
Total deferred tax assets	70,783 million yen
(Deferred tax liabilities)
Reserve for special depreciation	(263) million yen
Reserve for deferral of capital gain on property	(1,867) million yen
Other	(1,760) million yen
Total deferred tax liabilities	(3,890) million yen
Net deferred tax assets	66,893 million yen

<Notes to Transaction with Related Parties>

(Millions of yen)

Status	Company name	Ratio of voting rights held by the Company	Relationship with the Company	Transaction details	Transaction amount	Item	Balance as of December 31, 2012
Subsidiary	Canon Marketing Japan Inc.	(Possession) Direct: 57.0% Indirect: 0.0%	Sales of the Company’s products Interlocking directorate	Sales of the Company’s products	249,438	Accounts receivable	75,339
				Borrowings of funds	-	Short- term loans payable	40,000
Subsidiary	Oita Canon Inc.	(Possession) Direct: 100%	Production of the Company’s products Interlocking directorate	Purchase of products, components and others	261,190	Accounts payable	59,586
Subsidiary	Canon Finetech Inc.	(Possession) Direct: 100%	Production of the Company’s products Interlocking directorate	Borrowings of funds	3,000	Short- term loans payable	30,000
Subsidiary	Canon U.S.A., Inc.	(Possession) Direct: 100%	Sales of the Company’s products Interlocking directorate	Sales of the Company’s products	539,885	Accounts receivable	143,860
				Borrowings of funds	(43,550)	Short- term loans payable	30,303
Subsidiary	Canon Europa N.V.	(Possession) Indirect: 100%	Sales of the Company’s products Interlocking directorate	Sales of the Company’s products	622,940	Accounts receivable	164,524
				Borrowings of funds	(4,307)	Short- term loans payable	37,838
Subsidiary	Canon Singapore Pte. Ltd.	(Possession) Direct: 100%	Sales of the Company’s products Interlocking directorate	Sales of the Company’s products	222,399	Accounts receivable	57,569
Subsidiary	Canon (China) Co., Ltd.	(Possession) Direct: 100%	Sales of the Company’s products Interlocking directorate	Sales of the Company’s products	178,489	Accounts receivable	34,182
Subsidiary	CANON Inc., Taiwan	(Possession) Direct: 79.3% Indirect: 20.7%	Production of the Company’s products Interlocking directorate	Purchase of products, components and others	97,695	Accounts payable	27,749
Subsidiary	Canon Finance Netherlands B.V.	(Possession) Direct: 100%	Europe region holding Company Interlocking directorate	Contribution in kind	50,040	-	-

Conditions of transactions and policy regarding determination of conditions of transaction.

(Note 1)	The transactions above are determined on a fair price basis.
(Note 2)	Consumption taxes are excluded from the transaction amount, however, included in the balance at December 31, 2012.
(Note 3)

The loans payable from Canon Marketing Japan Inc., Canon Finetech Inc., Canon U.S.A., Inc. and Canon Europa N.V. are intended to make best use of the funding in the Canon Group. Transaction amount shows net loan and repayment. The interests are determined reasonably based on market interest rate.

(Note 4)	Ratio of voting rights held by the Company for “Indirect” of Canon Marketing Japan Inc. shows 0.0% because the value is a fraction amount.
(Note 5)	The shares of Canon Europa N.V. is the Property contributed in kind received as the result of the capital increase by Canon Finance Netherlands B.V.

<Footnotes for Additional Information>

For accounting changes and corrections of errors in past made after the beginning of the fiscal year, the Company adopted the “Accounting Standard for Accounting Changes and Error Corrections” (ASBJ Statement No. 24, December 4, 2009) and the “Guidance on Accounting Standard for Accounting Changes and Error Corrections” (ASBJ Guidance No. 24, December 4, 2009).

ACCOUNTING AUDIT REPORT OF ACCOUNTING AUDITOR ON CONSOLIDATED FINANCIAL STATEMENTS

(TRANSLATION)

Report of Independent Auditors

February 12, 2013
The Board of Directors Canon Inc.

Ernst & Young ShinNihon LLC
Noriharu Fujita	Certified Public Accountant
Designated and Engagement Partner
Norimitsu Yanai	Certified Public Accountant
Designated and Engagement Partner
Shigeru Sekiguchi	Certified Public Accountant
Designated and Engagement Partner
Nobuaki Kenmochi	Certified Public Accountant
Designated and Engagement Partner

Pursuant to Paragraph 4, Article 444 of the Corporation Law, we have audited the accompanying consolidated financial statements, which comprise the consolidated balance sheet, the consolidated statement of income, the consolidated statement of equity and the notes to consolidated financial statements of Canon Inc. (the “Company”) applicable to the fiscal year from January 1, 2012 through December 31, 2012.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with the provision of the second sentence, Paragraph 1, Article 120-2 of the Company Accounting Regulations, which permits the omission of certain disclosure items required under the accounting principles generally accepted in the United States, and for designing and operating such internal control as management determines is necessary to enable the preparation and fair presentation of the consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion from an independent perspective on the consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures are selected and applied depending on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors do not consider internal control for the purpose of expressing an opinion on its effectiveness, but consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used, the method of their application, and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above, which omits some disclosure items required under the accounting principles generally accepted in the United States in accordance with the provision of the second sentence, Paragraph 1, Article 120-2 of the Company Accounting Regulations, present fairly, in all material respects, the financial position and results of operations of the Canon Group, which consisted of the Company and consolidated subsidiaries, applicable to the fiscal year ended December 31, 2012.

Conflicts of Interest

We have no interest in the Company which should be disclosed in compliance with the Certified Public Accountants Act.

ACCOUNTING AUDIT REPORT OF ACCOUNTING AUDITOR

(TRANSLATION)

Report of Independent Auditors

February 12, 2013
The Board of Directors Canon Inc.

Ernst & Young ShinNihon LLC
Noriharu Fujita	Certified Public Accountant
Designated and Engagement Partner
Norimitsu Yanai	Certified Public Accountant
Designated and Engagement Partner
Shigeru Sekiguchi	Certified Public Accountant
Designated and Engagement Partner
Nobuaki Kenmochi	Certified Public Accountant
Designated and Engagement Partner

Pursuant to Item 1, Paragraph 2, Article 436 of the Corporation Law, we have audited the accompanying financial statements, which comprise the balance sheet, the statement of income, the statement of changes in net assets, the notes to non-consolidated financial statements, and the related supplementary schedules of Canon Inc. (the “Company”) applicable to the 112th fiscal year from January 1, 2012 through December 31, 2012.

Management’s Responsibility for the Financial Statements and the Related Supplementary Schedules

Management is responsible for the preparation and fair presentation of the financial statements and the related supplementary schedules in accordance with accounting principles generally accepted in Japan, and for designing and operating such internal control as management determines is necessary to enable the preparation and fair presentation of the financial statements and the related supplementary schedules that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion from an independent perspective on the financial statements and the related supplementary schedules based on our audit. We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and the related supplementary schedules are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements and the related supplementary schedules. The procedures are selected and applied depending on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements and the related supplementary schedules, whether due to fraud or error. In making those risk assessments, the auditors do not consider internal control for the purpose of expressing an opinion on its effectiveness, but consider internal control relevant to the entity’s preparation and fair presentation of the financial statements and the related supplementary schedules in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used, the method of their application, and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements and the related supplementary schedules.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements and the related supplementary schedules referred to above present fairly, in all material respects, the financial position and results of operations of Canon Inc. applicable to the 112th fiscal year ended December 31, 2012 in conformity with accounting principles generally accepted in Japan.

Conflicts of Interest

We have no interest in the Company which should be disclosed in compliance with the Certified Public Accountants Act.

AUDIT REPORT OF AUDIT & SUPERVISORY BOARD

Audit Report

Regarding the performance of duties by the Directors for the 112th business term from January 1, 2012, to December 31, 2012, we have prepared this Audit Report upon deliberation based on the audit reports prepared by each Audit & Supervisory Board Member and hereby report as follows:

1. Auditing Methods Employed by the Audit & Supervisory Board Members and Audit & Supervisory Board and Details of Such Audit

We established auditing policies, allocation of duties and other relevant matters, and received reports from each Audit & Supervisory Board Member regarding their execution of audits and results thereof, as well as reports from the Directors, other relevant personnel, and the Accounting Auditor regarding performance of their duties, and sought explanations as necessary.

Each Audit & Supervisory Board Member complied with the auditing standards of Audit & Supervisory Board Members established by the Audit & Supervisory Board, followed the auditing policies, allocation of duties, and other relevant matters, communicated with such as the Directors, the internal auditing and other employees, and made efforts to establish the environment for collecting information and auditing, and participated in the meetings of the Board of Directors and other important meetings, received reports from such as the Directors and employees regarding performance of their duties, sought explanations as necessary, examined important authorized documents and associated information, and studied the operations and status of assets at the headquarters and principal offices. In addition, we periodically received reports regarding the status of establishment and operation from Directors, employees and others, requested explanations as necessary, and expressed opinions regarding the system for ensuring that the performance of duties by the Directors conforms to the related laws and regulations and Articles of Incorporation, as well as the resolution of the Board of Directors regarding the organization of the system stipulated in Item 1 and Item 3, Article 100, of the Enforcement Regulations of the Corporation Law and the status of the system based on such resolution (Internal Control System), which are necessary for ensuring propriety of company’s operations, both of which are described in the business report. With respect to subsidiaries, we communicated and exchanged information with Directors and Audit & Supervisory Board Members of subsidiaries, and received business reports from subsidiaries as necessary. Based on the above methods, we examined the business report and the accompanying detailed statements for this business term.

Furthermore, we monitored and verified whether the Accounting Auditor maintained their independence and implemented appropriate audits, and we received reports from the Accounting Auditor regarding the performance of their duties and sought explanations as necessary. In addition, we received notice from the Accounting Auditor that “System for ensuring that duties are performed properly” (matters set forth in each item of Article 131 of the Company Accounting Regulations) is organized in accordance with the “Quality Management Standards Regarding Audits” (Business Accounting Council, October 28, 2005) and other relevant standards, and sought explanations as necessary. Based on the above methods, we examined the financial statements (balance sheet, statement of income, statement of changes in net assets, and notes to non-consolidated financial statements) and the accompanying detailed statements as well as the consolidated financial statements (consolidated balance sheet, consolidated statement of income, consolidated statement of equity, and notes to consolidated financial statements) for this business term.

2. Audit Results

(1)     Results of Audit of Business Report and Other Relevant Documents

1.  We confirm that the business report and the accompanying detailed statements fairly represent the Company’s conditions in accordance with the related laws and regulations and Articles of Incorporation.

2.  We have found no significant evidence of wrongful act or violation of related laws and regulations, nor the Articles of Incorporation with regard to the performance of duties by the Directors.

3.  We confirm that the content of the resolution of the Board of Directors regarding the Internal Control System is proper. In addition, we have found no matters on which to remark in regard to the performance of duties by the Directors regarding the Internal Control System.

(2)     Results of Audit of financial statements and the accompanying detailed statements

We confirm that the methods and results of the audit employed by the Accounting Auditor, Ernst Young ShinNihon LLC, are proper.

(3)     Results of Audit of consolidated financial statements

We confirm that the methods and results of the audit employed by the Accounting Auditor, Ernst Young ShinNihon LLC, are proper.

February 12, 2013

Audit & Supervisory Board, Canon Inc.

Audit & Supervisory Board Member	Shunji Onda
Audit & Supervisory Board Member	Kengo Uramoto
Audit & Supervisory Board Member	Tadashi Ohe
Audit & Supervisory Board Member	Kazunori Watanabe
Audit & Supervisory Board Member	Kuniyoshi Kitamura

Note:  Audit & Supervisory Board Members, Tadashi Ohe, Kazunori Watanabe and Kuniyoshi Kitamura are Outside Audit & Supervisory Board Members, as provided in Item 16, Article 2, and Paragraph 3, Article 335, of the Corporation Law.

REFERENCE
Topics

“Canon Photo Studio of Memories” Held at Area Hit by 2011 Earthquake

Canon set up the “Canon Photo Studio of Memories” during a summer festival held in July at the temporary housing in Higashi Matsushima City, Miyagi Prefecture.

The studio was set up in cooperation with Marine Support Northeast Japan Youth Aid Team, a non- profit organization that has been carrying out relief activities in the areas affected immediately after the Great East Japan Earthquake. At the improvised studio, volunteer Canon employees took pictures of visitors, which were printed using a PIXUS (PIXMA) inkjet printer and given to the visitors. Many of the visitors had lost their photo albums due to the tsunami, and they expressed their appreciation with such comments as: “I’m very happy as I wanted to have a photo of my family.”

.	Support for WWF’s Conservation Activities

In July, Canon Europe announced the renewal of its Conservation Partner agreement with the WWF (World Wide Fund for Nature), which has been in effect since 1998. It also announced that it will start providing support for WWF’s conservation activities primarily at the North Pole, over the next three years.

To support the research of glaciers at the North Pole, Canon Europe provides digital camcorders and interchangeable-lens digital cameras. It will also continue to carry out support activities including operating an online database and providing photography training to WWF staff.

Canon Foundation Held Research Grant Award Ceremony

The Canon Foundation’s third research grant award ceremony was held in April at Keidanren Kaikan in Chiyoda-ku, Tokyo.

Established in December 2008 to commemorate Canon’s 70th anniversary, the Canon Foundation aims to contribute to the ongoing prosperity and well-being of mankind through a wide range of support activities for both organizations and individuals engaged in research, business and education in various academic fields, beginning with science and technology, as well as for cultural pursuits.

There were approximately 400 applications for this round of research grants in the two programs of “Creation of Industrial Infrastructure” and “Pursuit of Ideals.” A total of ¥300 million in grants was awarded for 17 research themes.

“Eagles Festival 2012”

Canon’s rugby team, the Canon Eagles, held the “Eagles Festival 2012” in May as an event to give thanks to the team’s fans.

About 500 people attended the festival, including players of children’s rugby teams, their coaches and parents, as well as fans of the team. The festival included autograph-signing sessions by the players, prize draws for Eagles goods, and an event in which the children could try out their rugby skills with the Eagles players. There was also an interleague game between children’s rugby schools, called the “Eagles Cup,” which enabled the children to enjoy playing a game on real grass.

Information for Shareholders

Business term	From January 1 to December 31 of each year
Ordinary general meeting of shareholders	March of each year
Record date for above	December 31 of each year
Record date for interim dividends	June 30 of each year
Manager of the register of shareholders / Account management institution for the special account (tokubetsu koza)	2-1, Yaesu 1-chome, Chuo-ku, Tokyo Mizuho Trust & Banking Co., Ltd.
Business handling place	Stock Transfer Agency Department, Head Office Mizuho Trust & Banking Co., Ltd.
Number of shares constituting one unit	100 shares
Newspaper in which public notices are inserted	The Nihon Keizai Shimbun
Stock exchange listings	Tokyo, Osaka, Nagoya, Fukuoka, Sapporo and New York
Securities code	7751

Information on Share Handling Procedures

1.	Should you have any inquiries about the following procedures pertaining to shares of Canon Inc., please contact your securities company etc.

Address change	Name change	Inheritance

Dividend transfer designation	Requests for purchase or sale of shares less than one unit	Issuance of certification such as change in shares
etc.

2.

Should you have any inquiries about the above procedures in cases where your shares are managed in a special account (tokubetsu koza) (*), or about procedures for payment of accrued dividends or the issuance of documents such as statements of payment, Mizuho Trust & Banking Co., Ltd. handles these procedures, so please contact as shown below.

Website	Mizuho Trust & Banking Co., Ltd. (procedures pertaining to shares) http://www.mizuho-tb.co.jp/daikou/index.html
Phone	0120-288-324 (Toll free, available in Japan only) Operating hours: 9:00 – 17:00 (Monday – Friday except national holidays)
Address	Stock Transfer Agency Department of Mizuho Trust & Banking Co., Ltd. 8-4, Izumi 2-chome, Suginami-ku, Tokyo 168-8507

*

A special account is an account for the management of shares that are not managed at a securities company etc. For the sale of shares that are managed in a special account, it is necessary to carry out procedures for the transfer of such shares to an account at a securities company etc. Should you have any inquiries about such procedures, please contact Mizuho Trust & Banking Co., Ltd.

For those shareholders who receive dividends by way of “Receipt of Dividend”

The way to receive dividends is shown on the backside of “Receipt of Dividend.”

We recommend one of the following three methods as a safer and more expeditious way to receive dividends. For more information, please ask your securities company etc.

i)      The method of depositing the dividends of all the issues, including shares of Canon Inc., that are managed by a shareholder using securities company accounts into said securities company accounts. (System of allocating dividends to securities company accounts in proportion to the number of shares held in respective accounts)

ii)     The method of transferring the dividends of all the issues, including shares of Canon Inc., held by a shareholder into one and the same bank deposit account. (System of receiving dividends in the account registered for receipt of dividends)

iii)    The method of transferring dividends into an account at a financial institution such as a bank (including Japan Post Bank). (System of designating an account for each issue held)

*   It is not possible to use method i) for shares that are managed in a special account.

*   In the case of method ii), it is not possible to choose a Japan Post Bank account as the account into which the dividends are transferred.

To Shareholders Holding Shares Less Than One Unit

The trading unit of Canon Inc. shares (1 unit) is 100 shares and you can not purchase or sell the Canon Inc. shares less than one unit (1–99 shares; hereinafter “Less-than-one-unit Shares”) on securities markets. However, you may purchase or sell these shares by the methods below.

(Example: For a shareholder holding 80 shares)

*  In the case that you are a shareholder of Less-than-one-unit Shares in an account of securities company etc., please carry out procedures at the securities company etc.

*  In the case that you are a shareholder of Less-than-one-unit Shares in a special account (a shareholder who does not have account in securities company etc.), please contact our manager of the register of shareholders (Mizuho Trust & Banking Co., Ltd. 0120-288-324, toll free, available in Japan only).